UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF June 2026

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

QUARTERLY BUSINESS REPORT

(From January 1, 2026 to March 31, 2026)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2025.

II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high-speed Internet, data and network lease services, among others and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

Set forth below is a summary description of the business of each of the Company’s material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd. (“PS&Marketing”)	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK O&S Co., Ltd. (“SK O&S”)	Maintenance of base stations
	Service Ace Co., Ltd. (“Service Ace”)	Management and operation of customer centers
Fixed-line	SK Broadband Co., Ltd. (“SK Broadband”)

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including video-on-demand services

	Home & Service Co., Ltd. (“Home&Service”)	System maintenance of high-speed Internet, Internet protocol TV (“IPTV”) and fixed-line services
	SK Telink Co., Ltd. (“SK Telink”)	International wireless direct-dial “00700” services and mobile virtual network operator (“MVNO”) business
Other business	SK stoa Co., Ltd. (“SK Stoa”)	Operation of commercial retail data broadcasting channel services
	Atlas Investment	Investments
	SK Telecom Innovation Fund, L.P.	Investments
	SAPEON Inc.	Manufacture of non-memory and other electronic integrated circuits
	Astra AI Infra LLC	Investments
	SK Telecom Americas, Inc.	Information collection and consulting services

[Wireless Business]

A.	Overview

Wireless telecommunications companies provide services based on competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 5G market on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers.

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In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunications convergence products through its subsidiary, PS&Marketing. PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Additionally, SK O&S, the Company’s subsidiary responsible for the operation of the Company’s networks, including base stations and related transmission and power facilities, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company has been maintaining solid profitability based on the stable sales generated from its 5G subscribers, together with efficient investments in, and operation of, its wireless networks and stabilization of market competition. The number of the Company’s 5G subscribers has reached its maturation stage and continues to maintain a gradual upward trend. The Company recorded 17.80 million subscribers as of March 31, 2026, of which 5G subscribers accounted for 81%. The Company seeks to enhance profitability through stable market operations while striving to further expand customer choices and benefits in order to minimize the slowdown in the growths of wireless services revenue and Average Revenue Per User (“ARPU”). The Company seeks to achieve solid growth in profit from its wireless telecommunications business even in the mature 5G market by enhancing its fundamental competitive strengths, including product and channel realignment and the optimization of operations centered on customer lifetime value.

B.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless and leased line services, as well as sales intermediary services relating thereto and value-added services) and broadcasting and telecommunications convergence services (including IPTV and integrated fixed-line and wireless telecommunications services). Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including the size of the population that uses telecommunications services and telecommunications expenditures per capita. While it is possible for Korean telecommunications service providers to provide services abroad through acquisitions or otherwise, foreign telecommunications services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunications services.

C.	Growth Potential

The Korean mobile communications market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of new information and communications technology (“ICT”) services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of artificial intelligence (“AI”) are expected to accelerate the introduction of new services and the growth of Internet-of-Things (“IoT”)-based business-to-business (“B2B”) businesses.

(Unit: in 1,000 persons)
Classification		As of March 31, 2026	As of December 31,
			2025	2024
Number of subscribers	SK Telecom	30,959	30,853	31,786
	Others (KT, LG U+)	41,341	41,466	38,360
	MVNO	20,155	19,885	17,825
	Total	92,455	92,203	87,971

*	Source: Wireless telecommunications service data from the Ministry of Science and ICT (“MSIT”) as of February 28, 2026.

D.	Domestic and Overseas Market Conditions

The Korean mobile communications market includes the entire population of Korea with mobile communications service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance of the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

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(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices, and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

		(Unit: in percentages)
Classification	As of March 31, 2026	As of December 31,
		2025	2024
Mobile communication services	42.8	42.7	45.3

*	Source: Wireless telecommunications service data from the MSIT as of February 28, 2026.

[Fixed-line Business]

A.	Overview

SK Broadband’s business is divided into the media business segment, which provides IPTV and cable TV services, and the fixed-line business segment, which provides high-speed Internet, telecommunications, leased lines and data center services. For the three months ended March 31, 2026, SK Broadband recorded Won 1.15 trillion in revenue on a consolidated basis, which represented a 3.2% increase from Won 1.11 trillion for the three months ended March 31, 2025. Such increase was primarily attributable to the growth of SK Broadband’s high-speed Internet business resulting from an increase in the number of subscribers and the growth of its B2B business primarily focused on new data centers.

For the three months ended March 31, 2026, the media business segment recorded Won 0.47 trillion in revenue, which represented a 1.3% decrease compared to the three months ended March 31, 2025. For the three months ended March 31, 2026, the fixed-line business segment recorded Won 0.68 trillion in revenue, which represented a 6.7% increase compared to the three months ended March 31, 2025.

B.	Industry Characteristics

The domestic telecommunications service industry displays the typical characteristics of a domestic industry given that its coverage area is limited to Korea. As a result, the size of the industry is greatly affected by the domestic user population and the level of telecommunications service expenditures in light of the domestic income level. Domestic telecommunications companies may expand overseas through mergers and acquisitions or direct expansion, but the overseas telecommunications service industries are subject to inherently different industry characteristics from the domestic one, depending on the regulatory and demand characteristics of each country.

The broadcasting business involves the planning, programming or production of broadcasting programs and the process of transmitting them to viewers through telecommunications facilities. The broadcasting market can primarily be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses, in each case pursuant to the Broadcasting Act, as well as Internet multimedia broadcasting business pursuant to the Internet Multimedia Broadcast Services Act.

SK Broadband engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities. The Internet multimedia broadcasting refers to the broadcasting of programs through a combination of various contents including data, video, voice, sound and/or e-commerce, including real-time broadcasting, while guaranteeing a consistent service quality through a bidirectional Internet protocol using a broadband integrated information network.

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As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the various needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become essential commodities and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

In addition, due to the government’s restrictive licensing policies aimed at efficient resource allocation, the Korean fixed-line services industry is marked by a high level of market concentration. In the fixed-line and wireless services markets, an oligopolistic structure has been established, centered around the Company (including SK Broadband), KT and LG U+. However, with the development of faster and more stable telecommunications technologies, integrated convergence products combining fixed-line and wireless communications with broadcasting have become the market standard. Consequently, competition among operators is now centered on providing high-quality services and ensuring customer satisfaction.

The high-speed Internet market continues to grow as mobile data traffic surges due to the expanding use of mobile devices for activities such as AI utilization, video streaming and online gaming. In particular, Wi-Fi services, which provide a stable and fast communication environment without imposing significant additional costs despite increased usage, have become essential communication services. Consequently, demand for Giga Internet, necessary for providing these services, is expanding, and related businesses are growing steadily.

In the pay TV market, competition is shifting from a focus on traditional channels and platforms to a content-centric model due to the expansion of global OTT services. Consequently, the Company is pursuing content differentiation to reflect the rapid changes in viewers’ content consumption preferences and usage patterns, and is seeking new growth opportunities in the home platform sector by providing personalized services utilizing AI technology, smart TVs and set-top boxes.

In the enterprise business market, growth opportunities are expanding, particularly in new areas such as AI data centers. Furthermore, to respond to continually increasing market demand and strengthen business competitiveness, the Company is focusing on securing core infrastructure, such as data centers and dedicated lines, and continues its efforts to establish a stable revenue base.

C.	Growth Potential

		(Unit: in persons)
Classification		As of March 31, 2026***	As of December 31,
			2025	2024
Fixed-line Subscribers*	High-speed Internet	25,331,849	25,233,811	24,721,782
	Fixed-line telephone (including Voice over Internet Protocol (“VoIP”))**	17,416,422	17,581,886	18,347,951
	IPTV	21,310,250	21,310,250	21,190,908
	Cable TV	12,273,098	12,273,098	12,342,797

*	Source: MSIT website.
**	With respect to fixed-line telephone, the number of subscribers was calculated based on the number of fixed-line and VoIP subscribers of the Company, KT and LG U+.
***

High-speed Internet and fixed-line telephone subscribers represent the number of subscribers as of February 28, 2026, while IPTV and cable TV subscribers represent the average number of subscribers in the second half of 2024.

D.	Cyclical Nature and Seasonality

There is little difference among the services provided by operators of high-speed Internet, fixed-line telephone and broadcasting services. Such services, which demonstrate characteristics of essential public utilities, are subject to a subscriber-based business model, and are not sensitive to cyclical economic changes. Due to the low income elasticity of telecommunications services, the overall telecommunications market is not expected to be particularly affected by an economic downturn.

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E.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of SK Broadband.

(Unit: in percentages)
Classification	As of March 31, 2026***		As of December 31,
			2025	2024
High-speed Internet (including resales)*	28.8		28.7	28.9
Fixed-line telephone (including VoIP)*	18.6	**	18.6	18.3
IPTV*	31.8		31.8	31.9
Cable TV*	22.9		22.9	22.8

*	Source: MSIT website.
**	With respect to fixed-line telephone, the market share was calculated based on market shares among SK Broadband, KT and LG U+ and is based on the number of fixed-line and VoIP subscribers.
***

Market shares for the high-speed Internet and fixed-line telephone markets are based on the market shares as of February 28, 2026, and market shares for the IPTV and cable TV markets are based on the average number of subscribers in the second half of 2024.

SK Broadband is engaged in a number of business areas including high-speed Internet, home telephone, corporate business, IPTV and cable TV pursuant to the relevant communications regulations such as the Telecommunications Business Act, the Internet Multimedia Broadcast Services Act and the Broadcasting Act. In each of its principal business areas, SK Broadband competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. The basic telecommunications business is characterized by high barriers to entry, as it requires authorization from the Minister of the MSIT under the Telecommunications Business Act, and an oligopolistic structure has been established, comprising SK Broadband, KT and LG U+.

[Other Businesses]

A.	Other businesses

SK Stoa operates the commercial retail data broadcasting channel business, offering an interactive service that integrates television home shopping and data home shopping services. Such integrated service allows television viewers to organize various product categories on the television screen and select and purchase desired products using a television remote control or mobile device, unlike traditional home shopping services that only allowed for real-time purchase through the relevant broadcast.

2. Key Financial Data by Business Line

A.	Assets

			(Unit: in millions of Won and percentages)
Classification	As of March 31, 2026		As of December 31,
			2025		2024
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	25,438,212	74%	25,731,253	75%	25,154,898	75%
Fixed-line	7,398,720	22%	7,158,666	21%	7,174,920	21%
Other	1,400,517	4%	1,392,466	4%	1,276,546	4%

Subtotal	34,237,450	100%	34,282,385	100%	33,606,364	100%

Consolidation Adjustment	(4,215,492)	—	(4,174,602)	—	(3,091,111)	—

Total	30,021,958	—	30,107,783	—	30,515,254	—

B.	Revenue

		(Unit: in millions of Won and percentages)
Classification	For the three months ended March 31, 2026		For the year ended December 31,
			2025		2024
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	3,268,788	74%	12,552,543	73%	13,318,213	74%
Fixed-line	1,049,235	24%	4,191,113	25%	4,075,412	23%
Other	74,289	2%	355,557	2%	546,984	3%

Total	4,392,312	100%	17,099,213	100%	17,940,609	100%

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C.	Operating Profit

		(Unit: in millions of Won and percentages)
Classification	For the three months ended March 31, 2026		For the year ended December 31,
			2025		2024
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	414,888	77%	817,941	75%	1,529,971	84%
Fixed-line	120,700	22%	308,372	28%	366,517	20%
Other	2,652	1%	(30,551)	(3)%	(64,929)	(4)%

Subtotal	538,240	100%	1,095,762	100%	1,831,559	100%

Consolidation Adjustment	(649)	—	(22,547)	—	(8,150)	—

Total	537,591	—	1,073,215	—	1,823,409	—

3. Updates on Major Products and Services

				(Unit: in millions of Won and percentages)
Business	Major Companies	Items	Major Trademarks	For the three months ended March 31, 2026		For the year ended December 31,
						2025		2024
				Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio
Wireless	SK Telecom, PS&Marketing, Service Ace, SK O&S, etc.	Mobile communications service, wireless data service, ICT service and others	T, 5GX, T Plan and others	3,268,788	74%	12,552,543	73%	13,318,213	74%
Fixed-line	SK Broadband, SK Telink, Home&Service, etc.	Fixed-line phone, high-speed Internet, data and network lease service and others	B tv, 00700 international call, 7mobile and others	1,049,235	24%	4,191,113	25%	4,075,412	23%
Other	SK Stoa, etc.	Commercial retail data broadcasting channel service and others	Stoa ON	74,289	2%	355,557	2%	546,984	3%

Total				4,392,312	100%	17,099,213	100%	17,940,609	100%

4. Price Trends for Major Products

[Wireless Business]

As of March 31, 2026, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 (including value-added tax) and the usage fee was Won 1.98 per second. Among the 4G-based plans, the “T-Plan Safe 2.5G” provides 2.5 GB of data and unlimited voice calls at Won 43,000 per month (including value-added tax). Among the 5G-based plans, the “Basic” plan provides 11 GB of data and unlimited voice calls at Won 49,000 per month (including value-added tax). In March 2024, the Company launched the “Compact” plan, which provides 5G data at Won 39,000 per month (including value-added tax). In October 2025, the Company launched six types of subscription plans for “air”, our digital communication service available exclusively for unlocked devices. The Company plans to continue to restructure its subscription plans to expand choices for customers and introduce new services that reach out to different customer segments. The Company provides a variety of other subscription plans catering to subscriber demand, which may be reviewed on the Company’s website at www.tworld.co.kr.

[Fixed-line Business]

The monthly subscription fees for the services offered by SK Broadband are as follows:

-	IPTV (media business segment): from Won 11,000 (B tv Mini) to Won 50,600 (B tv All + Catch On + major networks) under no fixed-term contract

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-

Cable TV (based on Suwon broadcasting) direct cable TV: from Won 4,400 or less (B tv Cable 20) to Won 16,500 or less (B tv Cable 90) under no fixed-term contract, and from Won 3,520 or less (B tv Cable 20) to Won 13,200 (B tv Cable 90) under a three-year contract

-

Digital cable TV: from Won 13,200 or less (B tv Cable 100) to Won 26,400 (B tv Cable 200) under no fixed-term contract, and from Won 10,560 (B tv Cable 100) to Won 21,120 (B tv Cable 200) under a three-year contract

-

Technology-neutral service: from Won 13,200 (B tv Pop 100) to Won 33,990 (B tv Pop 230+) under no fixed-term contract, and from Won 7,700 (B tv Pop 100) to Won 20,900 (B tv Pop 230+) under a three-year contract

-

High-speed Internet service (fixed-line business segment): from Won 30,800 (Speed Internet) to Won 104,500 (Giga Premium×10) under no fixed-term contract, and from Won 22,000 (Speed Internet) to Won 82,500 (Giga Premium×10) under a three-year contract

-

Bundled products that combine high-speed Internet and IPTV services: from Won 33,000 (Speed Internet + B tv Economy) to Won 111,100 (Giga Premium×10 + B tv All + Catch On + major networks) under a three-year contract

The above fees may vary depending on the conditions for subscription, including services provided, contract period and bundled products.

SK Broadband is preparing a variety of new rate plans for 2026. In January 2026, SK Broadband launched the “Giga Wi-Fi 7” plan, which utilizes the next-generation wireless standard, and offers a stable wireless Internet environment with transmission speeds up to twice as fast as the existing “Giga Wi-Fi 6” plan and minimizes latency and disconnections through multi-link operation (“MLO”) technology. In addition, a minimalist design was applied to better harmonize with interior spaces, and the plan is offered at a competitive rate of Won 27,500 per month for 1 Gbps Internet when bundled with a wireless plan.

In February 2026, SK Broadband launched the “AI 5 Set-Top Box,” which features on-device AI powered by a neural processing unit (“NPU”). The AI 5 Set-Top Box offers functions that optimize image quality and color tones for each scene and improve voice clarity, while incorporating a minimalist design and an ultra-low-power design with standby power of less than 1W. It is available for Won 7,700 per month based on a three-year contract. Subscribers can also choose the “AI 5 Set-Top Box Care” package, which offers a reduced monthly fee of Won 5,500, as well as waivers on service call fees and compensation charges for damages, thereby enhancing customer convenience and satisfaction.

SK Broadband also provides a variety of other subscription plans based on consumer demand, which may be reviewed on SK Broadband’s website at www.bworld.co.kr.

5. Investment Status

[Wireless Business]

A.	Investment in Progress and Future Investment Plan

(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Expected investment amount	Amount already invested	Investment effect
Upgrade/ New installation	Network, systems and others	Three months ended March 31, 2026	To be determined	37	Upgrades to the existing services and expanded provision of network services including 5G

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[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Amount already invested*	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, Internet data center and others	Three months ended March 31, 2026	99	To be determined	Securing subscriber network and equipment; quality and system improvement

*	Represents investments by SK Broadband on a separate basis.

6. Revenues

		(Unit: in millions of Won)
Business	Sales type	Item		For the three months ended March 31, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Wireless	Services	Mobile communications service, wireless data service, ICT service and others	Export	46,559	196,249	212,235
			Domestic	3,222,229	12,356,294	13,105,978
			Subtotal	3,268,788	12,552,543	13,318,213
Fixed-line	Services	Fixed-line phone, high-speed Internet, data and network lease line service and others	Export	52,760	205,494	213,815
			Domestic	996,475	3,985,619	3,861,597
			Subtotal	1,049,235	4,191,113	4,075,412
Other	Services	Commercial retail data broadcasting channel services and others	Export	—	—	—
			Domestic	74,289	355,557	546,984
			Subtotal	74,289	355,557	546,984
Total			Export	99,319	401,744	426,050
			Domestic	4,292,993	16,697,469	17,514,559
			Total	4,392,312	17,099,213	17,940,609

	(Unit: in millions of Won)
For the three months ended March 31, 2026	Wireless	Fixed-line	Other	Sub total	Consolidation adjustment	After consolidation
Total sales	3,640,613	1,361,902	77,193	5,079,708	(687,396)	4,392,312
Internal sales	371,825	312,667	2,904	687,396	(687,396)	—
External sales	3,268,788	1,049,235	74,289	4,392,312	—	4,392,312
Operating profit (loss)	414,888	120,700	2,652	538,240	(649)	537,591
Finance profit (loss)						(61,831)
Loss from investments in subsidiaries, associates and joint ventures						(15,131)
Other non-operating profit (loss)						4,938
Profit before income tax						465,567

7. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of March 31, 2026 are as follows:

[SK Telecom]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
July 20, 2007	Fixed rate foreign currency denominated bonds (face value of US$400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	July 20, 2007 – July 20, 2027
June 28, 2023	Fixed rate foreign currency denominated bonds (face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028
October 7, 2024	Floating rate Won denominated borrowings (face value of Won 200 billion)	Interest rate risk	Interest rate swap	DBS Bank Ltd.	October 10, 2024 – October 8, 2026
May 28, 2025	Floating rate foreign currency denominated bonds (face value of US$300,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank Ltd.	May 28, 2025 – May 26, 2028

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[SK Broadband]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
June 28, 2023	Non-guaranteed foreign currency denominated bonds (face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028

8. Major Contracts

None.

9. R&D Investments

Set forth below are the Company’s R&D expenditures.

		(Unit: in millions of Won except percentages)
	Category	For the three months ended March 31, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024	Remarks
	Raw material	1	27	492	—
	Labor	26,213	116,856	134,508	—
	Depreciation	32,117	123,083	134,989	—
	Commissioned service	10,376	49,033	61,588	—
	Others	22,177	66,773	61,267	—
	Total R&D costs	90,885	355,772	392,844	—
	Government Subsidies	—	—	—	—
Accounting	Sales and administrative expenses	86,607	338,841	378,079	—
	Development costs (Intangible assets)	4,279	16,931	14,765	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.07%	2.08%	2.19%	—

10. Other Information Relating to Investment Decisions

A.	Brand Management Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of March 31, 2026, the registered patents and trademarks held by the Company included 2,875 Korean-registered patents, 1,808 foreign-registered patents and 746 Korean-registered trademarks. The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

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[SK Broadband]

As of March 31, 2026, SK Broadband held 193 Korean-registered patents and 38 foreign-registered patents (including those held jointly with other companies). It also holds 245 Korean-registered trademarks. The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. Nevertheless, the Company clearly recognizes the severity of the climate crisis and has been diligently fulfilling its social obligations by establishing a systematic and practical environmental management strategy system. Under the vision of “realizing a sustainable future based on AI” and to achieve Net Zero by 2050, the Company is making efforts to (1) preemptively respond to climate change, (2) improve its environmental management system and (3) create an eco-friendly green culture. To this end, the Company was one of the first information technology companies in Korea to join the RE100 (Renewable Electricity 100%) initiative and signed a green premium contract with Korea Electric Power Corporation. The Company has been implementing company-wide adoption of renewable energy through efforts such as installing solar power generation equipment in its office buildings and base stations. In addition, the Company leads in energy savings and environmental protections based on AI technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government.

In 2021, SK Broadband declared its goal to achieve Net Zero by 2045 in an effort to actively participate in the international community’s response to climate change. Prior to the declaration, SK Broadband had already subscribed to the RE100 initiative in 2020. Since 2021, SK Broadband has participated in Korea Electrical Power Corporation’s renewable energy power purchase program, “Green Premium,” to purchase renewable energy and has installed additional solar power generation facilities to increase the self-production and use of renewable energy.

11

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of March 31, 2026, December 31, 2025 and December 31, 2024 and for the three months ended March 31, 2026 and for the years ended December 31, 2025 and 2024. The Company’s interim consolidated financial statements as of March 31, 2026 and December 31, 2025 and for the three months ended March 31, 2026 and 2025, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won except number of companies)
	As of March 31, 2026	As of December 31, 2025	As of December 31, 2024
Assets
Current Assets	7,212,945	6,727,130	7,476,682
• Cash and Cash Equivalents	1,474,680	1,490,024	2,023,721
• Accounts Receivable – Trade, net	1,958,799	1,918,502	1,989,306
• Accounts Receivable – Other, net	530,503	346,326	369,192
• Others	3,248,963	2,972,278	3,094,463
Non-Current Assets	22,809,013	23,380,653	23,038,573
• Long-Term Investment Securities	3,287,690	3,188,572	1,877,922
• Investments in Associates and Joint Ventures	2,271,228	2,238,470	2,341,827
• Property and Equipment, net	11,348,717	11,902,173	12,617,394
• Goodwill	2,072,493	2,072,493	2,072,493
• Intangible Assets, net	1,550,235	1,710,620	2,194,871
• Others	2,278,650	2,268,325	1,934,066

Total Assets	30,021,958	30,107,783	30,515,255

Liabilities
Current Liabilities	6,088,614	6,529,775	9,224,278
Non-Current Liabilities	10,585,727	10,622,716	9,463,343

Total Liabilities	16,674,341	17,152,491	18,687,621

Equity
Equity Attributable to Owners of the Parent Company	13,284,851	12,863,103	11,698,627
Share Capital	30,493	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(13,850,352)	(12,131,340)	(11,954,936)
Retained Earnings	24,935,298	22,938,268	22,976,127
Reserves	2,169,412	2,025,682	646,943
Non-controlling Interests	62,766	92,189	129,007

Total Equity	13,347,617	12,955,292	11,827,634

Total Liabilities and Equity	30,021,958	30,107,783	30,515,255

(Unit: in millions of Won except per share data and number of consolidated subsidiaries)
	For the three months ended March 31, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Operating Revenue	4,392,312	17,099,213	17,940,609
Operating Profit	537,591	1,073,215	1,823,409
Profit Before Income Tax	465,567	722,261	1,761,765
Profit for the Period	316,415	375,084	1,387,095
Profit for the Period Attributable to Owners of the Parent Company	322,389	408,410	1,250,155
Profit for the Period Attributable to Non-controlling Interests	(5,974)	(33,326)	136,940
Basic Earnings Per Share (Won)	1,490	1,825	5,780
Diluted Earnings Per Share (Won)	1,488	1,825	5,765

Total Number of Consolidated Subsidiaries	19	19	21

12

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of March 31, 2026, December 31, 2025 and December 31, 2024 and for the three months ended March 31, 2026 and for the years ended December 31, 2025 and 2024. The Company’s interim separate financial statements as of March 31, 2026 and December 31, 2025 and for the three months ended March 31, 2026 and 2025, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of March 31, 2026	As of December 31, 2025	As of December 31, 2024
Assets
Current Assets	5,027,178	4,932,557	5,242,405
• Cash and Cash Equivalents	502,360	771,861	1,165,158
• Accounts Receivable – Trade, net	1,473,774	1,469,426	1,508,893
• Accounts Receivable – Other, net	643,027	393,136	390,243
• Others	2,408,017	2,298,134	2,178,111
Non-Current Assets	19,713,222	20,216,179	19,343,221
• Long-Term Investment Securities	2,475,763	2,396,996	1,418,465
• Investments in Subsidiaries and Associates	5,888,482	5,892,726	4,899,558
• Property and Equipment, net	7,229,934	7,680,504	8,515,225
• Goodwill	1,306,236	1,306,236	1,306,236
• Intangible Assets, net	1,092,400	1,230,202	1,683,018
• Others	1,720,407	1,709,515	1,520,719

Total Assets	24,740,400	25,148,736	24,585,626

Liabilities
Current Liabilities	4,509,974	5,070,242	6,240,886
Non-Current Liabilities	7,861,485	8,087,444	7,383,886

Total Liabilities	12,371,459	13,157,686	13,624,772

Equity
Share Capital	30,493	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(6,247,105)	(4,547,673)	(4,551,820)
Retained Earnings	17,211,460	15,199,915	15,273,451
Reserves	1,374,093	1,308,315	208,730

Total Equity	12,368,941	11,991,050	10,960,854

Total Liabilities and Equity	24,740,400	25,148,736	24,585,626

(Unit: in millions of Won)
	For the three months ended March 31, 2026	For the year ended December 31, 2025	`For the year ended December 31, 2024
Operating Revenue	3,105,789	12,051,068	12,774,060
Operating Profit	409,528	811,842	1,523,175
Profit Before Income Tax	433,942	736,498	1,477,084
Profit for the Period	332,692	410,795	1,280,484
Basic Earnings Per Share (Won)	1,539	1,836	5,923
Diluted Earnings Per Share (Won)	1,537	1,836	5,907

13

2. Dividends and Others

A.	Dividend Policy

(1)	Financial Metrics and Calculation Methods Used to Determine Dividend Targets

In April 2024, the Company disclosed its shareholder return policy for fiscal years 2024 through 2026, under which the total amount of shareholder return for each year is expected to be at least 50% of the adjusted profit for the year on a consolidated basis. Shareholder returns are expected to be provided in the form of cash dividend distribution and/or through acquisition and cancellation of the Company’s treasury shares. The Board of Directors will make its determinations on dividends in accordance with such policy.

Adjusted consolidated profit is based on profit attributable to controlling interests, excluding one-time non-recurring gains and losses.

(2)	Outlook for Future Dividend Levels and Future Dividend Policy Direction

The Company seeks to enhance its enterprise value through distribution of cash dividends based on stable business performance and by increasing long-term shareholder returns based on sustainable growth. The Company has established and is implementing a capital allocation strategy that balances the use of additional free cash flow generated from enhancement in performance and operational improvement across shareholder returns, investments for growth and enhancement in financial structure.

The Company determines the amount of its shareholder return in consideration of a comprehensive set of factors including its business performance, investment plans, financial status and prospects, and the Company may make shareholder return in the form of cash or shares in accordance with its Articles of Incorporation. Cash dividends are determined based on the Company’s consideration of investment needs for its continued future growth as well as its annual business performance and overall cash flow status. In the case of share dividends, the type of the shares to be distributed may be determined pursuant to the resolution of the Company’s general meeting of shareholders.

In accordance with the global trend towards stable dividend distribution, the Company adopted a quarterly dividend distribution policy through the approval of certain amendments to the Company’s Articles of Incorporation at the 37th General Meeting of Shareholders held in March 2021 and has been distributing quarterly dividends since the second quarter of 2021.

The Company has engaged in repurchases and cancelations of its own shares from time to time to enhance its enterprise value in consideration of the market price of the Company’s shares and its financial resources. From 2020 to 2021, the Company purchased approximately Won 500 billion of treasury shares, and in May 2021, the Company canceled 8,685,568 units of previously acquired treasury shares (10.76% of the total number of shares issued at the time) to enhance shareholder value. In addition, in 2023, the Company purchased approximately Won 300 billion of treasury shares, and in February 2024, the Company canceled 4,043,091 units of treasury shares (1.85% of the total number of shares issued at the time).

(3)	Policy on Restriction of Dividends

Not Applicable.

B.	Matters related to Provision of Dividend Predictability

(1)	Dividend Improvement Procedures in the Articles of Incorporation

14

Classification	Annual Dividends	Quarterly or Interim Dividends
Authority for deciding dividend amounts	General Meeting of Shareholders	Board of Directors

Whether it is possible to set the dividend record date after the dividend amount is determined	Yes	Yes

Plans for implementing dividend improvement procedures	—	—

*

Following the amendments to the Company’s Articles of Incorporation at the 40th General Meeting of Shareholders on March 26, 2024, the Company’s dividend policy was improved by allowing the annual dividend record date to be set after determination of the dividend amount.

**

Following the amendments to the Company’s Articles of Incorporation at the 41st General Meeting of Shareholders on March 26, 2025, the Company’s dividend policy was further improved by allowing the quarterly dividend record date to be set after determination of the dividend amount.

(2)	Status of Dividend Amount Determination Date and Dividend Record Date

Classification	Fiscal month	Dividend status	Dividend amount determination date	Dividend record date	Provision of dividend predictability	Remarks
Quarterly dividend	March 2026	Declared	April 27, 2026	May 31, 2026	Provided	—
Annual dividend	December 2025	Not Declared	—	—	Provided	—
Quarterly dividend	September 2025	Not Declared	—	—	Provided	—
Quarterly dividend	June 2025	Declared	July 24, 2025	August 31, 2025	Provided	—
Quarterly dividend	March 2025	Declared	April 24, 2025	May 31, 2025	Provided	—
Annual dividend	December 2024	Declared	March 26, 2025	February 28, 2025	Provided	—
Quarterly dividend	September 2024	Declared	October 24, 2024	September 30, 2024	Not Provided	—
Quarterly dividend	June 2024	Declared	July 25, 2024	June 30, 2024	Not Provided	—
Quarterly dividend	March 2024	Declared	April 25, 2024	March 31, 2024	Not Provided	—
Annual dividend	December 2023	Declared	March 26, 2024	December 31, 2023	Not provided	—
Quarterly dividend	September 2023	Declared	October 25, 2023	September 30, 2024	Not provided	—
Quarterly dividend	June 2023	Declared	July 26, 2023	June 30, 2023	Not Provided	—
Quarterly dividend	March 2023	Declared	April 20, 2023	March 31, 2023	Not Provided	—

*

After reporting to the Board of Directors, the Company disclosed through a voluntary disclosure of management matters that it will not pay cash dividends in light of changes to the business environment. The disclosure for the third quarter of 2025 was made on October 30, 2025 and the disclosure for the year ended December 31, 2025 was made on February 5, 2026.

As there have been no material changes to the key dividend indicators or past distributions of dividends, such information has been omitted in this quarterly report in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2025.

3. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

Not Applicable.

[SK Broadband]

(As of March 31, 2026)					(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 59-1	February 12, 2026	Facility fund	210,000	—	—	Related investment not yet due
Corporate bond	Series 59-2	February 12, 2026	Facility fund	30,000	—	—	Related investment not yet due

15

4. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won, except percentages)
	For the three months ended March 31, 2026
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,245,195	277,694	12.4%
Loans	131,320	19,956	15.2%
Accounts receivable – other	723,694	21,570	3.0%
Accrued income	1,635	—	—
Guarantee deposits	264,450	—	—

Total	3,366,294	319,220	9.5%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2025
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,194,385	267,482	12.2%
Loans	121,702	19,854	16.3%
Accounts receivable – other	531,547	20,459	3.8%
Accrued income	1,998	—	—
Guarantee deposits	270,219	—	—

Total	3,119,851	307,795	9.9%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2024
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,258,412	258,030	11.4%
Loans	141,609	41,958	29.6%
Accounts receivable – other	568,072	25,628	4.5%
Accrued income	4,242	—	—
Guarantee deposits	275,450	—	—

Total	3,247,785	325,616	10.0%

(2)	Movements in Loss Allowance of Trade and Other Receivables

			(Unit: in millions of Won)
	For the three months ended March 31, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Beginning balance	307,795	325,615	318,401
Effect of change in accounting policy	—	—	—
Increase of loss allowance	11,422	47,465	54,703
Reversal of loss allowance	—	—	—
Write-offs	191	(65,285)	(44,556)
Other	(188)	—	(2,933)
Ending balance	319,220	307,795	325,615

(3)	Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

16

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won, except percentages)
	As of March 31, 2026
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	1,971,558	61,201	161,670	50,767	2,245,195
Percentage	87.8%	2.7%	7.2%	2.3%	100.0%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won, except percentages)
Account Category	For the three months ended March 31, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Merchandise	185,214	154,054	183,202
Goods in transit	—	—	—
Other inventories	16,857	13,586	26,581

Total	202,071	167,640	209,783

Percentage of inventories to total assets [Inventories / Total assets]	0.67%	0.56%	0.69%
Inventory turnover [Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2}]	7.03	6.73	6.73

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with external auditors at the end of each year.

D.	Fair Value Measurement

See Note 29 of the notes to the Company’s interim consolidated financial statements attached hereto for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by SK Telecom as of March 31, 2026. The compliance status is as of March 31, 2026, the date of the latest financial statements including the review or audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

17

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-2	Apr. 23, 2013	Apr. 23, 2033	130,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	Mar. 4, 2016	Mar. 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	Apr. 25, 2017	Apr. 25, 2027	100,000	Apr. 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	Apr. 25, 2017	Apr. 25, 2032	90,000	Apr. 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

18

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	Mar. 6, 2019	Mar. 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	Mar. 6, 2019	Mar. 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	40,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	60,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

19

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 80-3	Jan. 15, 2021	Jan. 15, 2031	50,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-4	Jan. 15, 2021	Jan. 15, 2041	100,000	Jan. 5, 2021	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

20

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 81-2	Oct. 28, 2021	Oct. 28, 2026	70,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-3	Oct. 28, 2021	Oct. 28, 2041	40,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 82-2	Apr. 12, 2022	Apr. 12, 2027	70,000	Mar. 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-3	Apr. 12, 2022	Apr. 12, 2042	40,000	Mar. 31, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 83-2	Aug. 10, 2022	Aug. 10, 2027	95,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-3	Dec. 14, 2022	Dec. 14, 2027	60,000	Dec. 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-4	Dec. 14, 2022	Dec. 14, 2032	40,000	Dec. 2, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 85-2	Feb. 17, 2023	Feb. 17, 2028	190,000	Feb. 7, 2023	Korea Securities Finance Corp.

21

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 86-1	Apr. 12, 2023	Apr. 10, 2026	80,000	Mar. 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-2	Apr. 12, 2023	Apr. 12, 2028	200,000	Mar. 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-3	Apr. 12, 2023	Apr. 12, 2030	70,000	Mar. 31, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Hybrid Securities Series 3	June 5, 2023	June 5, 2083	400,000	May 23, 2023	Eugene Investment & Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Liens	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not Applicable
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 87-1	Oct. 18, 2023	Oct. 16, 2026	115,000	Oct. 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-2	Oct. 18, 2023	Oct. 18, 2028	100,000	Oct. 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-3	Oct. 18, 2023	Oct. 18, 2030	50,000	Oct. 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-4	Oct. 18, 2023	Oct. 18, 2033	30,000	Oct. 5, 2023	Korea Securities Finance Corp.

22

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 88-1	Feb. 22, 2024	Feb. 22, 2027	180,000	Feb 8, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 88-2	Feb. 22, 2024	Feb. 22, 2029	110,000	Feb. 8, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 88-3	Feb. 22, 2024	Feb. 22, 2034	110,000	Feb. 8, 2024	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 89-1	Dec. 11, 2024	Dec. 10, 2027	170,000	Nov. 29, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 89-2	Dec. 11, 2024	Dec. 11, 2029	90,000	Nov. 29, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 89-3	Dec. 11, 2024	Dec. 11, 2034	40,000	Nov. 29, 2024	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

23

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 90-1	Feb. 21, 2025	Feb. 21, 2028	190,000	Feb. 11, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 90-2	Feb. 21, 2025	Feb. 21, 2030	70,000	Feb. 11, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 90-3	Feb. 21, 2025	Feb. 21, 2035	140,000	Feb. 11, 2025	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 91-1	Sept. 11, 2025	Sept. 11, 2028	80,000	Sept. 1, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 91-2	Sept. 11, 2025	Sept. 10, 2030	190,000	Sept. 1, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 91-3	Sept. 11, 2025	Sept. 11, 2035	40,000	Sept. 1, 2025	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband as of March 31, 2026. The compliance status is as of March 31, 2026, the date of the latest financial statements including the review or audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

24

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond –Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 52-2	Jan. 25, 2022	Jan. 25, 2032	50,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 53-3	Mar. 2, 2023	Mar. 2, 2028	90,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 54-1	Oct. 30, 2023	Oct. 30, 2026	100,000	Oct. 18, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 54-2	Oct. 30, 2023	Oct. 30, 2028	60,000	Oct. 18, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 55-1	Jan. 22, 2024	Jan. 22, 2027	170,000	Jan. 10, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 55-2	Jan. 22, 2024	Jan. 22, 2029	60,000	Jan. 10, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 56—1	Dec. 4, 2024	Dec. 3, 2027	130,000	Nov. 22, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 56-2	Dec. 4, 2024	Dec. 4, 2029	115,000	Nov. 22, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 56—3	Dec. 4, 2024	Dec. 4, 2031	50,000	Nov. 22, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 57—1	Apr. 29, 2025	Apr. 28, 2028	50,000	Apr. 17, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 57-2	Apr. 29, 2025	Apr. 29, 2030	120,000	Apr. 17, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 57-3	Apr. 29, 2025	Apr. 29, 2035	30,000	Apr. 17, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 58-1	Jun. 19, 2025	Jun. 19, 2030	480,000	Jun. 9, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 58-2	Jun. 19, 2025	Jun. 19, 2035	50,000	Jun. 9, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 59-1	Feb. 12, 2026	Feb. 12, 2031	210,000	Feb. 2, 2026	Korea Securities Finance Corp.
Unsecured Bond – Series 59-2	Feb. 12, 2026	Feb. 12, 2036	30,000	Feb 2, 2026	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 20, 2026

25

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2025.

26

V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Classification	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Three months ended March 31, 2026	Audit report (Separate)	KPMG Samjong	Unqualified	—	—
	Audit report (Consolidated)	KPMG Samjong	Unqualified	—	—
Year ended December 31, 2025	Audit report (Separate)	KPMG Samjong	Unqualified	—	Existence and accuracy of the Company’s cellular services revenue
	Audit report (Consolidated)	KPMG Samjong	Unqualified	—	Existence and accuracy of the Company’s cellular services revenue; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit
Year ended December 31, 2024	Audit report (Separate)	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services
	Audit report (Consolidated)	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Audit Contract		Actual Performance
			Fee	Total number of hours	Fee	Total number of hours
Three months ended March 31, 2026	KPMG Samjong	Quarterly and semi-annual review	2,597	24,500	208	1,960
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2025	KPMG Samjong	Quarterly and semi-annual review	2,597	24,500	2,597	24,500
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2024	Ernst & Young Han Young	Quarterly and semi-annual review	2,880	25,000	2,880	25,000
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

27

C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Three months ended March 31, 2026	April 24, 2026	Consulting on enhancement of net zero strategy	April 24, 2026 – July 31, 2026	80
	April 7, 2026	Consulting on international taxation, including transfer pricing and tariffs	April 7, 2026 – March 5, 2027	65
	March 31, 2026	Consulting on enhancement of ESG management	April 2, 2026 – November 28, 2026	160
Year ended December 31, 2025	December 11, 2025	Financial confirmation letter for frequency reallocation application	December 16, 2025 – December 27, 2025	3
	July 28, 2025	Consulting on overseas value-added tax	July 28, 2025 – October 31, 2025	21
	March 28, 2025	Research on international cases of carbon neutrality information disclosures	March 28, 2025 – May 31, 2025	100
	March 26, 2025	Consulting on international taxation	March 26, 2025 – March 31, 2026	50
	March 24, 2025	Interpretation of customs value	March 24, 2025 – June 30, 2026	15
	November 25, 2022	Appeal of overseas value-added tax	December 1, 2022 – April 30, 2025	176
Year ended December 31, 2024	—	—	—	—

D.	Non-Audit Service Contracts with Network Accounting Firms of the Independent Auditors

(Unit: in millions of Won)
Period	Name of network accounting firm	Contract date	Service provided	Service duration	Fee
Three months ended March 31, 2026	—	—	—	—	—
Year ended December 31, 2025	KPMG LLP	February 26, 2025	Tax adjustment and advisory services	February 26, 2025 – September 11, 2025	62
Year ended December 31, 2024	—	—	—	—	—

E.	Discussions Between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed

February 24, 2026	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on 2025 results of audit of financial statements; report on results of 2025 internal accounting management system audit

April 22, 2026	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on 2025 results of Public Company Accounting Oversight Board audit

April 22, 2026	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on audit plans for fiscal year 2026

28

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2025.

2. Audit System

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2025.

3. Shareholders’ Exercise of Voting Rights

A.	Voting System

(As of March 31, 2026)
Classification of Voting System	Cumulative voting system	Written voting system	Electronic voting system
Adoption status	Selected	Not adopted	Adopted
Implementation status	—	—	Conducted during the 42nd General Meeting of Shareholders

The Company implemented a proxy solicitation procedure for the 42nd General Meeting of Shareholders, pursuant to which shareholders were permitted to provide written proxy to exercise their voting rights.

29

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of March 31, 2026)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Inc.	Largest shareholder	Common share	65,668,397	30.57	65,668,397	30.57
Tae Won Chey	Officer of affiliated company	Common share	303	0.00	303	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	762	0.00	762	0.00
Young Sang Ryu	Officer of affiliated company	Common share	20,309	0.01	23,774	0.01
Jaihun Jung	Officer of the Company	Common share	0	0.00	1,518	0.00
Myung Jin Han	Officer of the Company	Common share	0	0.00	11,379	0.01
Poong Young Yoon	Officer of the Company	Common share	2,733	0.00	4,639	0.00
Chang Bo Kim	Officer of the Company	Common share	868	0.00	1,493	0.00
Mi Kyung Noh	Officer of the Company	Common share	1,846	0.00	1,846	0.00
Hae Yun Oh	Officer of the Company	Common share	3,184	0.00	3,184	0.00

Total		Common share	65,709,344	30.59	65,717,295	30.60

*

At the 42nd General Meeting of Shareholders held on March 26, 2026, Jaihun Jung was newly appointed as Chief Executive Officer and Myung Jin Han was newly appointed as an executive director. As a result of their inclusion as the largest shareholder and related persons, their shareholdings have been reflected in the changes in shareholdings of the largest shareholder and related persons.

**

The number of shares owned and ownership ratio as of the beginning of the period account for the 10,942 shares owned by Yong-Hak Kim (former independent director) and Junmo Kim (former independent director), whose respective terms expired in March 2026.

B.	Overview of the Largest Shareholder

As of March 31, 2026, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/.

30

C.	Changes in Shareholdings of the Largest Shareholder and Related Persons

Changes in shareholdings of the largest shareholder are as follows:

(As of March 31, 2026)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change	Shares Held	Holding Ratio	Remarks
SK Inc.	January 29, 2024	65,736,363	30.04	Young Sang Ryu, representative director of the Company, and Jong Ryeol Kang, executive director of the Company, acquired 8,335 and 3,065 shares, respectively.
	March 26, 2024	65,733,123	30.60	Retirement of Youngmin Yoon, independent director of the Company (2,785 shares) and Kyu-nam Choi, non-executive director of the company (455 shares)
	April 29, 2024	65,738,600	30.61	Four independent directors of the Company, Seok-Dong Kim, Junmo Kim, Mi Kyung Noh, Haeyun Oh, each acquired 978 shares. Yong-Hak Kim, another independent director of the Company, acquired 1,565 shares.

	September 22, 2024	65,717,070	30.60	Elimination of related party relationship of Jung Ho Park, officer of affiliated company (21,530 shares).

	March 26, 2025	65,704,484	30.59	Retirement of Jong Ryeol Kang, executive director of the Company (8,823 shares) and Seok-Dong Kim, independent director of the Company (3,763 shares).

	April 28, 2025	65,709,344	30.59	Four independent directors of the Company, Junmo Kim, Haeyun Oh, Mi Kyung Noh and Chang Bo Kim, each acquired 868 shares. Yong-Hak Kim, another independent director of the Company, acquired 1,388 shares.

	March 6, 2026	65,709,969	30.59	Independent director Chang Bo Kim acquired 625 shares.

	March 26, 2026	65,699,027	30.59	Retirement of two independent directors of the Company, Yong-Hak Kim (6,311 shares) and Junmo Kim (4,631 shares).

	March 26, 2026(1)	65,720,028(1)	30.60(1)	Young Sang Ryu, officer of affiliated company, Jaihun Jung, Chief Executive Officer of the Company, Myung Jin Han, executive director of the Company, and Poong Young Yoon, non-executive director of the Company, acquired 3,465, 1,518, 11,379 and 1,906 shares, respectively. (1)

(1)

At the 42nd General Meeting of Shareholders held on March 26, 2026, Jaihun Jung was newly appointed as Chief Executive Officer and Myung Jin Han was newly appointed as an executive director. As a result of their inclusion as the largest shareholder and related persons, their shareholdings have been reflected in the changes in shareholdings of the largest shareholder and related persons.

*	The figures for shares held and holding ratio are based on the shareholding of the largest shareholder and its related persons.
**	The figures for holding ratio are calculated based on the total number of issued common shares.
***	The changes in holding ratio also reflects the cancellation of treasury shares (1.8% of total shares issued) in February 2024.

31

VIII.	EMPLOYEES AND DIRECTORS

1. Officers and Employees

A.	Registered Directors

(As of March 31, 2026)
Name	Gender	Date of Birth	Position	Professional Background	Duration of Term	End of Current Term

Jaihun Jung	Male	Jun. 1968	President and Chief Executive Officer; Representative Director	Bachelor of Laws in Public Law, Seoul National University; Chief Growth Officer, SK Telecom; Chairperson, Governance Committee, SUPEX Council (Current)	1 month	—

Myung Jin Han	Male	Oct. 1973	Head of MNO CIC	Bachelor of Business Administration, Korea University; President and Chief Executive Officer, SK Square	1 month	—

Poong Young Yoon	Male	Nov. 1974	Non-executive Director	MBA, INSEAD; President, SK AX; President in Charge, SUPEX Council (Current)	1 month	—

Chang Bo Kim	Male	Jul. 1959	Independent Director	Bachelor of Laws, Seoul National University; Chief Judge, Seoul High Court; Presiding Judge, Seoul Central District Court; Attorney, DR & AJU LLC (Current)	1 year and 1 month	—

Haeyun Oh	Female	Nov. 1974	Independent Director	Ph.D. in Electrical Engineering and Computer Science, Massachusetts Institute of Technology; Director, KAIST Center for MARS Artificial Intelligence Research; Professor of Computing, KAIST (Current); Head of Global Cooperation Subcommittee, National AI Strategy Committee (Current)	3 years and 1 month	—

Mi Kyung Noh	Female	Aug. 1965	Independent Director	MBA, Sogang University; Regional Head of Credit Risk Review and Asia Pacific Risk, HSBC Hong Kong	2 years and 1 month	—

Seong Yeob Lee	Male	Aug. 1967	Independent Director	Ph.D. in Law, Seoul National University; Foreign Attorney (U.S.), Kim & Chang; Professor, Graduate School of Management of Technology, Korea University (Current); President, Korea Information & Communication Technology Law Association (Current)	1 month	—

Tay Seop Lim	Male	Sep. 1963	Independent Director	Ph.D. in Business Administration, University of North Carolina; Representative Director, Macquarie Securities Korea Limited; Chief Executive Officer, Goldman Sachs Asset Management Korea; Professor of Graduate School of Business, Sungkyunkwan University (Current)	1 month	—
*

At the 42nd General Meeting of Shareholders held on March 26, 2026, Jaihun Jung was newly elected as Chief Executive Officer, Myung Jin Han was newly elected as an executive director, and Poong Young Yoon was newly elected as a non-executive director. Haeyun Oh was re-elected as an independent director, and Seong Yeob Lee and Tay Seop Lim were newly elected as independent directors and members of the Audit Committee.

32

2. Compensation of Directors and Officers

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2025.

IX.	RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder and Related Parties

None.

2.	Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

None.

See Note 10 of the notes to the Company’s interim consolidated financial statements attached hereto for information relating to acquisitions and dispositions of investments in related parties.

3. Transactions with the Largest Shareholder and Related Parties

None.

4. Related Party Transactions

See Note 30 of the notes to the Company’s interim consolidated financial statements attached hereto for information regarding related party transactions.

5. Share-based Compensation Transactions with the Largest Shareholder and Related Parties

(As of March 31, 2026)
Program Name	Grantee	Relationship	Grant Date	Issuance Date (Cancellation Date)	Shares Granted		Shares Issued		Unissued
					New	Cumulative	Current Period	Cumulative	Unissued at End of Period

Performance Stock Unit (“PSU”)	Jaihun Jung	Chief Executive Officer	March 26, 2024	Within one month of the Board of Directors’ 2027 resolution on the disposal of treasury shares	—	6,449	—	—	6,449
	Myung Jin Han	Executive Director	March 28, 2023	Within one month of the Board of Directors’ 2026 resolution on the disposal of treasury shares	—	2,400	—	—	2,400**
	Young Sang Ryu	Officer of Affiliated Company	March 28, 2023	Within one month of the Board of Directors’ 2026 resolution on the disposal of treasury shares	—	25,380	—	—	25,380**
			March 26, 2024	Within one month of the Board of Directors’ 2027 resolution on the disposal of treasury shares	—	26,555	—	—	26,555
*

Since 2023, the Company has been granting PSUs to certain of its and its subsidiaries’ directors (including the representative director) and executive officers in order to align management and shareholder interests and further align growth in the Company’s enterprise value with management compensation. Future performance targets were set when entering into the relevant stock compensation agreement, and the final number of shares to be received by each grantee, which would be settled out of the Company’s treasury shares, were determined based on the achievement levels of such targets subject to approval by the Board of Directors.

**

The PSUs granted in 2023 will be paid following the 42nd General Meeting of Shareholders three years later (in 2026) in accordance with the relevant agreement. Pursuant to the resolution of the Board of Directors on the disposal of treasury shares adopted on April 27, 2026, such PSUs have been definitively converted, on an after-tax basis, into 539 common shares for Myung Jin Han, executive director, and 5,905 common shares for Young Sang Ryu, officer of affiliated company, with payment scheduled for May 2026.

33

6. Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of March 31, 2026)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short- term loans	61,096	44,867	34,691	71,272	—	—

B.	Other transactions

See Note 31 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding other related party transactions relating to pledges and guarantees, sale and purchase of securities and real properties, transfers of business and assets, and long-term supply agreements.

See Note 30 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding other related party transactions relating to the compensation for key management.

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

None.

2. Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of March 31, 2026, the Company is involved in various pending legal proceedings, and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

B.	Other Contingent Liabilities and Guarantees for Payment

[SK Telecom]

None.

See Note 31 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding other contingent liabilities.

[SK Broadband]

See Note 31 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding other contingent liabilities.

[PS&Marketing]

As of March 31, 2026, PS&Marketing has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guaranteed Amount	Guarantee Details
Seoul Guarantee Insurance Company	1,091	Performance guarantee

34

[SK Telink]

As of March 31, 2026, SK Telink provided the following material payment guarantees to other parties.

(Unit: in millions of Won)
Guarantor	Counterparty	Guaranteed Amount	Guarantee Details
SK Telink	Korea Coast Guard and others	1,741	Contract guarantee

As of March 31, 2026, SK Telink has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guaranteed Amount	Guarantee Details
Seoul Guarantee Insurance Company	1,010	Contract guarantee

[Home&Service]

As of March 31, 2026, Home&Service has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guaranteed Amount	Guarantee Details
Seoul Guarantee Insurance Company	38	Payment guarantees

As of March 31, 2026, Home&Service has entered into the following credit facilities with financial institutions.

(Unit: in millions of Won)
Financial Institution	Credit Limit	Details
Shinhan Bank	6,000	Revolving credit

[SK O&S]

As of March 31, 2026, SK O&S has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guaranteed Amount	Guarantee Details
Seoul Guarantee Insurance Company	50,000	Contract performance guarantee

[SK Stoa]

As of March 31, 2026, SK Stoa has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guaranteed Amount	Guarantee Details
Kookmin Bank	1,200	Performance guarantee

35

[Service Ace]

As of March 31, 2026, Service Ace has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guaranteed Amount	Guarantee Details
Seoul Guarantee Insurance Company	78	Contract performance guarantee

3. Status of Sanctions, etc.

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2025.

4. Material Events Subsequent to the Reporting Period

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2025.

36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Taehee Kim
(Signature)

Name:	Taehee Kim
Title:	Vice President

Date: June 15, 2026

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2026 and 2025

(With Independent Auditors’ Review Report)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated interim statement of financial position as of March 31, 2026, the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2026 and 2025, and notes, including a summary of material accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2025, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2026, expressed an unmodified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2025, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 12, 2026

This report is effective as of May 12, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025

The accompanying condensed consolidated interim financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Group.

Jung, Jaihun

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2026 and December 31, 2025

(In millions of won)	Note	March 31, 2026		December 31, 2025
Assets
Current Assets:
Cash and cash equivalents	28,29	~~W~~	1,474,680	1,490,024
Short-term investment securities	9,28,29		38,858	35,217
Short-term financial instruments	28,29		259,230	151,426
Accounts receivable – trade, net	5,28,29,30		1,958,799	1,918,502
Short-term loans, net	5,28,29		79,492	69,664
Accounts receivable – other, net	5,28,29,30,31		530,503	346,326
Contract assets	7,29		135,219	124,831
Prepaid expenses	6		2,239,284	2,135,763
Prepaid income taxes	26		454	6,217
Derivative financial assets	28,29		7,115	6,945
Inventories, net	8		202,071	167,640
Assets held for sale	34		157,790	143,489
Advanced payments and others	5,28,29		129,450	131,086

			7,212,945	6,727,130

Non-Current Assets:
Long-term financial instruments	28,29		386	370
Long-term investment securities	9,28,29		3,287,690	3,188,572
Investments in associates and joint ventures	10		2,271,228	2,238,470
Investment property, net	12		26,572	39,841
Property and equipment, net	11,13,30,31		11,348,717	11,902,173
Goodwill			2,072,493	2,072,493
Intangible assets, net	14		1,550,235	1,710,620
Long-term contract assets	7,29		61,916	63,778
Long-term loans, net	5,28,29		31,872	32,184
Long-term accounts receivable – other, net	5,28,29,30,31		171,621	164,762
Long-term prepaid expenses	6		1,324,162	1,280,751
Guarantee deposits, net	5,28,29,30		165,440	167,823
Long-term derivative financial assets	28,29		386,435	303,201
Defined benefit assets	18		99,554	205,477
Other non-current assets	5,28,29		10,692	10,138

			22,809,013	23,380,653

Total Assets		~~W~~	30,021,958	30,107,783

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of March 31, 2026 and December 31, 2025

(In millions of won)	Note	March 31, 2026		December 31, 2025
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	28,29,30	~~W~~	205,569	110,867
Accounts payable – other	28,29,30		1,317,321	1,576,870
Withholdings	28,29,30		1,146,076	1,011,918
Contract liabilities	7		193,739	207,682
Accrued expenses	28,29		1,213,883	1,345,998
Income tax payable	26		92,236	28,482
Derivative financial liabilities	28		6,291	5,782
Short-term borrowings	15,28,29		130,000	130,000
Provisions	17,33		148,279	145,953
Current portion of long-term debt, net	15,28,29		1,089,769	1,122,584
Current portion of long-term payables – other	16,28,29		90,218	368,572
Lease liabilities	28,29,30		394,936	407,959
Liabilities held for sale	34		60,297	67,108

		6,088,614		6,529,775

Non-Current Liabilities:
Debentures, excluding current portion, net	15,28,29		7,263,684	7,294,445
Long-term borrowings, excluding current portion, net	15,28,29		300,000	300,000
Long-term payables – other	16,28,29		89,771	179,389
Long-term lease liabilities	28,29,30		1,037,335	1,117,839
Long-term contract liabilities	7		278,495	194,261
Long-term derivative financial liabilities	28,29		—	621
Long-term provisions	17		76,153	80,094
Deferred tax liabilities	26		1,445,927	1,363,191
Other non-current liabilities	28,29,30		94,362	92,876

			10,585,727	10,622,716

Total Liabilities			16,674,341	17,152,491

Shareholders’ Equity:
Share capital	1,19		30,493	30,493
Capital surplus and others	19,20		(13,850,352)	(12,131,340)
Retained earnings	21		24,935,298	22,938,268
Reserves	22		2,169,412	2,025,682

Equity attributable to owners of the Parent Company			13,284,851	12,863,103
Non-controlling interests			62,766	92,189

Total Shareholders’ Equity			13,347,617	12,955,292

Total Liabilities and Shareholders’ Equity		~~W~~	30,021,958	30,107,783

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Income

For the three-month periods ended March 31, 2026 and 2025

(In millions of won, except for earnings per share)	Note	2026		2025
Operating revenue:	4,30
Revenue		~~W~~	4,392,312	4,453,717

Operating expenses:	30
Labor			634,265	671,601
Commission	6		1,364,974	1,325,088
Depreciation and amortization			846,511	867,191
Network interconnection			154,391	163,865
Leased lines			63,403	68,203
Advertising			27,554	33,924
Rent			34,874	35,683
Cost of goods sold	8		325,083	327,789
Others	23		403,666	392,989

			3,854,721	3,886,333

Operating profit	4		537,591	567,384
Finance income	4,25		45,060	43,701
Finance costs	4,25		(106,891)	(110,700)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net	4,10		(15,131)	132
Other non-operating income	4,24		12,419	14,224
Other non-operating expenses	4,24		(7,481)	(6,861)

Profit before income tax	4		465,567	507,880
Income tax expense	26		149,152	146,305

Profit for the period		~~W~~	316,415	361,575
Attributable to:
Owners of the Parent Company		~~W~~	322,389	364,422
Non-controlling interests			(5,974)	(2,847)
Earnings per share:	27
Basic earnings per share (in won)		~~W~~	1,490	1,689
Diluted earnings per share (in won)			1,488	1,684

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2026 and 2025

(In millions of won)	Note	2026		2025
Profit for the period		~~W~~	316,415	361,575
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Net change in accumulated other comprehensive income (loss) of investments in associates and joint ventures	10,22		(35,930)	28,108
Remeasurement of defined benefit plans			(28,622)	(22,333)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	22		55,137	(25,605)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in accumulated other comprehensive income (loss) of investments in associates and joint ventures	10,22		70,939	(246)
Net change in unrealized fair value of derivatives	22		5,707	4,583
Foreign currency translation differences for foreign operations	22		55,607	(1,294)

Other comprehensive income (loss) for the period, net of taxes			122,838	(16,787)

Total comprehensive income		~~W~~	439,253	344,788

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	445,710	347,317
Non-controlling interests			(6,457)	(2,529)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2026 and 2025

(In millions of won)		Attributable to owners of the Parent Company						Non- controlling interests	Total equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance as of January 1, 2025		~~W~~	30,493	(11,954,936)	22,976,127	646,943	11,698,627	129,007	11,827,634
Total comprehensive income (loss):
Profit (loss) for the period			—	—	364,422	—	364,422	(2,847)	361,575
Other comprehensive income (loss)	10,22		—	—	(24,814)	7,709	(17,105)	318	(16,787)

			—	—	339,608	7,709	347,317	(2,529)	344,788

Transactions with owners:
Annual dividends			—	—	(223,531)	—	(223,531)	(1,533)	(225,064)
Share option	20		—	(107)	—	—	(107)	—	(107)
Interest on hybrid bonds			—	—	(4,950)	—	(4,950)	—	(4,950)
Changes in ownership in subsidiaries, etc.			—	1,990	—	—	1,990	(2,434)	(444)

			—	1,883	(228,481)	—	(226,598)	(3,967)	(230,565)

Balance as of March 31, 2025		~~W~~	30,493	(11,953,053)	23,087,254	654,652	11,819,346	122,511	11,941,857

Balance as of January 1, 2026		~~W~~	30,493	(12,131,340)	22,938,268	2,025,682	12,863,103	92,189	12,955,292
Total comprehensive income (loss):
Profit (loss) for the period			—	—	322,389	—	322,389	(5,974)	316,415
Other comprehensive income (loss)	10,22		—	—	(20,409)	143,730	123,321	(483)	122,838

			—	—	301,980	143,730	445,710	(6,457)	439,253

Transactions with owners:
Transfer from paid-in surplus to retained earnings			—	(1,700,000)	1,700,000	—	—	—	—
Share option	20		—	(623)	—	—	(623)	—	(623)
Interest on hybrid bonds			—	—	(4,950)	—	(4,950)	—	(4,950)
Disposal of treasury shares	19		—	1,191	—	—	1,191	—	1,191
Changes in ownership in subsidiaries, etc.			—	(19,580)	—	—	(19,580)	(22,966)	(42,546)

			—	(1,719,012)	1,695,050	—	(23,962)	(22,966)	(46,928)

Balance as of March 31, 2026		~~W~~	30,493	(13,850,352)	24,935,298	2,169,412	13,284,851	62,766	13,347,617

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2026 and 2025

(In millions of won)	Note	2026		2025
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	316,415	361,575
Adjustments for income and expenses	32		1,139,376	1,159,433
Changes in assets and liabilities related to operating activities	32		(291,760)	(178,924)

			1,164,031	1,342,084
Interest received			9,947	15,266
Dividends received			6,486	7,458
Interest paid			(94,165)	(110,472)
Income tax paid			(22,062)	(2,304)

Net cash provided by operating activities			1,064,237	1,252,032

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	109,390
Proceeds from disposals of short-term investment securities			26,624	—
Collection of short-term loans			37,589	28,004
Proceeds from disposals of long-term investment securities			14,643	1,937
Proceeds from disposals of investments in associates and joint ventures			9,275	—
Proceeds from disposals of property and equipment			2,455	4,134
Proceeds from disposals of intangible assets			1,222	4,468
Proceeds from disposals of assets held for sale			52	—
Collection of long-term loans			987	694
Decrease in deposits			1,488	2,888
Proceeds from settlement of derivatives			132	447
Proceeds from disposals of subsidiaries			—	61,084

			94,467	213,046
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(102,804)	—
Increase in long-term financial instruments			(16)	—
Increase in short-term loans			(45,624)	(36,843)
Increase in long-term loans			(2,395)	(3,922)
Acquisitions of short-term investment securities			(30,000)	(40,000)
Acquisitions of long-term investment securities			(2,779)	(13,830)
Acquisitions of investments in associates and joint ventures			(4,000)	(1,006)
Acquisitions of property and equipment			(361,282)	(542,292)
Acquisitions of intangible assets			(21,393)	(11,068)
Increase in deposits			(1,173)	(8,466)
Cash decrease due to changes in consolidation scope			—	(19,303)

			(571,466)	(676,730)

Net cash used in investing activities		~~W~~	(476,999)	(463,684)

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2026 and 20254

(In millions of won)	Note	2026		2025
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	238,973	430,303
Proceeds from short-term borrowings, net			—	200,000
Transactions with non-controlling shareholders			—	971

			238,973	631,274
Cash outflows for financing activities:
Repayments of long-term payables – other			(369,150)	(369,150)
Repayments of debentures			(380,000)	(487,340)
Repayments of long-term borrowings			(3,125)	(203,125)
Payments of interest on hybrid bonds			(4,950)	(4,950)
Repayments of lease liabilities			(92,066)	(82,358)

			(849,291)	(1,146,923)

Net cash used in financing activities			(610,318)	(515,649)

Net increase (decrease) in cash and cash equivalents			(23,080)	272,699
Cash and cash equivalents at beginning of the period			1,490,024	2,023,721
Effects of exchange rate changes on cash and cash equivalents			11,128	819
Cash and cash equivalents included in assets held for sale			(3,392)	—

Cash and cash equivalents at end of the period		~~W~~	1,474,680	2,297,239

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (the “Parent Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of March 31, 2026, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	16,817,486	7.83
Institutional investors and other shareholders	126,668,526	58.98
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,789,157	0.83

	214,790,053	100.00

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries

List of consolidated subsidiaries as of March 31, 2026 and December 31, 2025 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Mar. 31, 2026	Dec. 31, 2025
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Broadband Co., Ltd.(*2)	Korea	Fixed-line telecommunication services	100.0	99.1
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	Atlas Investment	Cayman Islands	Investment	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	SAPEON Inc.	USA	Investment (Holdings company)	62.5	62.5
	Astra AI Infra LLC	USA	Investment	100.0	100.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	USA	Software development and supply business	100.0	100.0
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	Korea	Software development and supply business	100.0	100.0
Subsidiary owned by Atlas Investment	Forest AI Investment	Cayman Islands	Investment	100.0	100.0
Other(*3)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)

Pursuant to a resolution of the Board of Directors on March 26, 2026, the Parent Company entered into a share swap agreement with SK Broadband Co., Ltd. through a small-scale and simplified share swap. Based on the terms and conditions of the agreement, the Parent Company concluded that, as of the agreement date, it had, in substance, an existing ownership interest in SK Broadband Co., Ltd. Accordingly, the shares were accounted for as the Parent Company’s ownership interest.

(*3)	Other is owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant consolidated subsidiaries as of and for the three-month period ended March 31, 2026 is as follows:

(In millions of won)
	As of March 31, 2026				For the three-month period ended March 31, 2026
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	211,704	118,128	93,576	76,440	3,554
SK Broadband Co., Ltd.		7,039,345	4,153,291	2,886,054	1,153,198	72,815
PS&Marketing Corporation		536,608	287,273	249,335	380,735	5,359
SERVICE ACE Co., Ltd.		86,383	63,618	22,765	44,702	187
SERVICE TOP Co., Ltd.		63,506	41,465	22,041	37,159	695
SK O&S Co., Ltd.		99,052	66,289	32,763	72,228	(593)
Home & Service Co., Ltd.		137,873	99,310	38,563	128,829	1,004
SK stoa Co., Ltd.		133,206	61,378	71,828	73,118	4,681

2)	Condensed financial information of significant consolidated subsidiaries as of December 31, 2025 and for the three-month period ended March 31, 2025 is as follows:

(In millions of won)
	As of December 31, 2025				For the three-month period ended March 31, 2025
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	205,972	62,038	143,934	88,090	4,306
SK Broadband Co., Ltd.		6,824,041	4,011,668	2,812,373	1,115,660	64,702
PS&Marketing Corporation		454,512	210,013	244,499	350,887	4,203
SERVICE ACE Co., Ltd.		97,050	68,222	28,828	48,396	593
SERVICE TOP Co., Ltd.		69,385	46,453	22,932	41,970	550
SK O&S Co., Ltd.		124,327	87,023	37,304	72,641	542
Home & Service Co., Ltd.		148,382	110,021	38,361	129,286	(66)
SK stoa Co., Ltd.		134,596	67,405	67,191	76,515	3,530
SK m&service Co., Ltd.(*)		—	—	—	46,240	(4,407)

(*)	The condensed financial information of SK m&service Co., Ltd. represents the financial information up to the date of disposal.

(4)	Changes in subsidiaries

There was no subsidiary newly included or excluded in the condensed consolidated interim financial statements for the three-month period ended March 31, 2026.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

2.	Basis of Preparation

(1)	Statement of compliance

These condensed consolidated interim financial statements were prepared in accordance with Korean International Financial Reporting Standard (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Group’s KIFRS annual financial statements. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2025. The accompanying condensed consolidated interim financial statements have been translated into English from the Korean language financial statements.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2)	Fair value measurement

The Group’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The information about assumptions used for fair value measurements is included in note 29.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

3.	Material Accounting Policies

The material accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2025, except for the adoption of new and revised KIFRS applied from January 1, 2026, which are summarized below.

(1)	New and amended standards and interpretations applied by the Group

The Group has applied the following new and amended standards and interpretations for annual period beginning after January 1, 2026. The following amended KIFRS is effective from January 1, 2026 and it did not have a material impact on the Group’s condensed consolidated interim financial statements.

•	Classification and measurement of financial instruments (Amendments to KIFRS 1109 ‘Financial Instruments’ and KIFRS 1107 ‘Financial Instruments: Disclosures’)

•	Contracts referencing nature-dependent electricity (Amendments to KIFRS 1109 ‘Financial Instruments’ and KIFRS 1107 ‘Financial Instruments: Disclosures’)

•	Annual Improvements to KIFRS - Volume 11

(2)	New and amended standards and interpretations that are issued, but not yet applied by the Group

The new and amended standard and interpretation that is issued, but not yet effective is disclosed below.

•	KIFRS 1118 ‘Presentation and Disclosure in Financial Statements’

KIFRS 1118 ‘Presentation and Disclosure in Financial Statements’ replaces KIFRS 1001 ‘Presentation of Financial Statements’. KIFRS 1118 is expected to enhance comparability of financial performance among similar entities by providing useful information to users in analyzing and comparing an entity’s financial performance, with a focus on the statement of profit or loss.

KIFRS 1118 shall be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. An entity shall apply this standard retrospectively in accordance with KIFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’. Accordingly, comparative information for the annual period ended December 31, 2026 will be restated in accordance with KIFRS 1118.

The Group is currently analyzing the key accounting policies that are expected to result in significant differences from those applied in the current financial statements upon adoption of KIFRS 1118.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and sells merchandise. The Group’s reportable segments include: cellular services, which mainly include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which mainly include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2026
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Elimination	Total
Total revenue	~~W~~	3,640,613	1,361,902	77,193	5,079,708	(687,396)	4,392,312
Inter-segment revenue		371,825	312,667	2,904	687,396	(687,396)	—
External revenue		3,268,788	1,049,235	74,289	4,392,312	—	4,392,312
Operating profit		414,888	120,700	2,652	538,240	(649)	537,591
Finance income (costs), net							(61,831)
Loss relating to investments in associates and joint ventures, net							(15,131)
Other non-operating income (expense), net							4,938
Profit before income tax							465,567

(In millions of won)
	For the three-month period ended March 31, 2025
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Elimination	Total
Total revenue	~~W~~	3,681,348	1,337,053	130,617	5,149,018	(695,301)	4,453,717
Inter-segment revenue		377,926	302,999	14,376	695,301	(695,301)	—
External revenue		3,303,422	1,034,054	116,241	4,453,717	—	4,453,717
Operating profit (loss)		485,129	101,028	(6,948)	579,209	(11,825)	567,384
Finance income (costs), net							(66,999)
Gain relating to investments in subsidiaries, associates and joint ventures, net							132
Other non-operating income (expense), net							7,363
Profit before income tax							507,880

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

4.	Operating Segments, Continued

(1)	Segment information for the three-month periods ended March 31, 2026 and 2025 are as follows, Continued:

The Group principally operates its businesses in Korea, and substantially all of its operations are conducted in Korea, with activities outside Korea being immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the three-month period ended March 31, 2026 and for the year ended December 31, 2025.

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)		For the three-month period ended
		March 31, 2026		March 31, 2025
Goods and Services transferred at a point in time:
Cellular revenue	Goods and others(*1)	~~W~~	292,769	270,881
Fixed-line telecommunication revenue	Goods and others		26,997	15,753
Other revenue	Others(*2)		73,067	88,991

			392,833	375,625

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		2,520,900	2,593,267
	Cellular interconnection		88,823	94,999
	Other(*4)		366,296	344,275
Fixed-line telecommunication revenue	Fixed-line service		31,162	39,345
	Cellular interconnection		3,244	3,452
	Internet Protocol Television(*5)		452,691	456,284
	International calls		40,406	50,804
	Internet service and miscellaneous(*6)		494,735	468,417
Other revenue	Miscellaneous		1,222	27,249

			3,999,479	4,078,092

		~~W~~	4,392,312	4,453,717

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.

(*2)

Other revenue includes revenue from considerations received for providing data-broadcasting channel and broadcasting services for product sale programs, as well as revenue from the sale of goods through data-broadcasting channel.

(*3)	Wireless service revenue includes revenue from wireless voice and data transmission services, which is collected from the wireless subscribers.

(*4)	Other revenue includes revenue from billing and collection services, solution services, and other miscellaneous services.

(*5)	Internet Protocol Television (“IPTV”) service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.

(*6)	Internet service and miscellaneous revenue includes revenue from high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)	March 31, 2026
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,236,491	(277,692)	1,958,799
Short-term loans		80,202	(710)	79,492
Accounts receivable – other(*)		552,073	(21,570)	530,503
Accrued income		1,635	—	1,635
Guarantee deposits (Other current assets)		99,010	—	99,010

		2,969,411	(299,972)	2,669,439
Non-current assets:
Long-term loans		51,118	(19,246)	31,872
Long-term accounts receivable – other		171,621	—	171,621
Guarantee deposits		165,440	—	165,440
Long-term accounts receivable – trade (Other non-current assets)		8,704	(2)	8,702

		396,883	(19,248)	377,635

	~~W~~	3,366,294	(319,220)	3,047,074

(*)	Gross and carrying amounts of accounts receivable – other as of March 31, 2026 include ~~W~~335,873 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2025
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,185,983	(267,481)	1,918,502
Short-term loans		70,271	(607)	69,664
Accounts receivable – other(*)		366,785	(20,459)	346,326
Accrued income		1,998	—	1,998
Guarantee deposits (Other current assets)		102,396	—	102,396

		2,727,433	(288,547)	2,438,886
Non-current assets:
Long-term loans		51,431	(19,247)	32,184
Long-term accounts receivable – other		164,762	—	164,762
Guarantee deposits		167,823	—	167,823
Long-term accounts receivable – trade (Other non-current assets)		8,402	(1)	8,401

		392,418	(19,248)	373,170

	~~W~~	3,119,851	(307,795)	2,812,056

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2025 include ~~W~~189,963 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2026
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written- off	Transfer	Ending balance
Accounts receivable – trade	~~W~~	267,482	10,214	(1,671)	1,854	(185)	277,694
Accounts receivable – other, etc.		40,313	1,208	(56)	64	(3)	41,526

	~~W~~	307,795	11,422	(1,727)	1,918	(188)	319,220

(In millions of won)
	For the three-month period ended March 31, 2025
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written- off	Ending balance
Accounts receivable – trade	~~W~~	258,030	7,502	(2,372)	2,178	265,338
Accounts receivable – other, etc.		67,586	858	(72)	190	68,562

	~~W~~	325,616	8,360	(2,444)	2,368	333,900

(*)	The Group writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

Due to the nature of its business, which involves both fixed-line and wireless telecommunications, the Group’s accounts receivables from telecommunications revenue primarily consist of receivables from individual customers. As there are no significant differences in credit terms among customers, there is no material concentration of credit risk.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers whose credit risk is assessed as low. In addition, the Group is not exposed to significant credit concentration risk as the Group monitors the credit ratings of these customers on a regular basis and evaluates their creditworthiness accordingly. Although contract assets are subject to the expected credit loss assessment, no significant credit risk has been identified.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

6.	Prepaid Expenses

The Group pays commissions to its retail stores and authorized dealers, primarily for wireless and fixed-line telecommunication services based on their performance of attracting new customers and renewing contracts with existing customers. The Group recognizes costs among the commissions that would not have incurred if a contract had not been entered into with a customer as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the expected customer retention periods.

(1)	Details of prepaid expenses as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)
	March 31, 2026		December 31, 2025
Current assets:
Incremental costs of obtaining contracts	~~W~~	2,134,502	2,061,667
Others		104,782	74,096

	~~W~~	2,239,284	2,135,763

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,257,659	1,208,600
Others		66,503	72,151

	~~W~~	1,324,162	1,280,751

(2)	Incremental costs of obtaining contracts

Amortization in connection with incremental costs of obtaining contracts recognized as an asset for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2026		March 31, 2025
Amortization recognized	~~W~~	689,826	626,412

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and solution services, and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)
	March 31, 2026		December 31, 2025
Contract assets	~~W~~	197,135	188,609
Contract liabilities:
Wireless service contracts		22,539	21,807
Customer loyalty programs		6,184	5,920
Fixed-line service contracts		377,116	288,421
Others		66,395	85,795

	~~W~~	472,234	401,943

(2)

Amounts of revenue recognized for the three-month periods ended March 31, 2026 and 2025 related to the contract liabilities carried forward from the prior periods are ~~W~~55,126 million and ~~W~~38,175 million, respectively.

8.	Inventories

(1)	Details of inventories as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)
	March 31, 2026				December 31, 2025
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	191,505	(6,291)	185,214	160,996	(6,942)	154,054
Supplies		16,857	—	16,857	13,586	—	13,586

	~~W~~	208,362	(6,291)	202,071	174,582	(6,942)	167,640

(2)

Inventories recognized as operating expenses for the three-month periods ended March 31, 2026 and 2025 are ~~W~~324,482 million and ~~W~~327,157 million, respectively, which are included in cost of goods sold. In addition, reversal of valuation losses on inventories are included in the cost of goods sold and other operating expenses amount to ~~W~~1,294 million and ~~W~~615 million for the three-month periods ended March 31, 2026 and 2025, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

9.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)
	Category	March 31, 2026		December 31, 2025
Beneficiary certificates	FVTPL	~~W~~	38,858	35,217

(2)	Details of long-term investment securities as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)
	Category		March 31, 2026		December 31, 2025
Equity instruments	FVOCI	(*)	~~W~~	3,129,548	3,025,988
Debt instruments	FVTPL			158,142	162,584

			~~W~~	3,287,690	3,188,572

(*)	The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

10.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)		March 31, 2026			December 31, 2025
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	1,071,966	27.3	~~W~~	1,045,903
Korea IT Fund(*1)	Korea	63.3		370,563	63.3		370,482
UniSK	China	49.0		29,736	49.0		26,442
SK Technology Innovation Company(*2)	Cayman Islands	49.0		26,974	49.0		33,523
SK MENA Investment B.V.	Netherlands	32.1		6,953	32.1		6,612
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		390,182	20.0		368,776
Citadel Pacific Telecom Holdings, LLC(*3)	USA	15.0		58,787	15.0		55,167
SM Culture & Contents Co., Ltd.	Korea	22.8		29,496	22.8		29,305
Home Choice Corp.(*3)	Korea	17.8		1,282	17.8		2,773
Konan Technology Inc.(*3)	Korea	18.9		4,479	18.9		5,070
CMES Robotics Inc. (Formerly, CMES Inc.)(*3)	Korea	6.5		6,692	6.5		6,999
SK Japan Inc. (Formerly, SK telecom Japan Inc.)	Japan	24.9		3,867	24.9		3,629
Rebellions Inc.(*3)	Korea	18.1		169,325	18.2		187,466
SK m&service Co., Ltd.	Korea	30.0		24,434	30.0		24,551
Start-up Win-Win Fund and others(*3,4)	—	—		70,890	—		65,661

			~~W~~	2,265,626		~~W~~	2,232,359

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*5)	Korea	48.2		5,602	48.2		6,111

			~~W~~	2,271,228		~~W~~	2,238,470

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

10.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2026 and December 31, 2025 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.

(*2)	The Group received ~~W~~7,861 million from the paid-in capital reduction of SK Technology Innovation Company for the three-month period ended March 31, 2026, with no change in ownership interest.

(*3)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the board of directors even though the Group has less than 20% of equity interests.

(*4)	The Group newly contributed ~~W~~4,000 million in cash to Solaire IPTV Video Fund for the three-month period ended March 31, 2026.

(*5)	This investment was classified as investment in joint venture as the Group has a joint control pursuant to the agreement with the other shareholders.

(2)	Market value of investments in listed associates as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won, except for share data)
	March 31, 2026				December 31, 2025
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,092	22,033,898	24,061	1,330	22,033,898	29,305
Konan Technology Inc.		17,610	2,359,160	41,545	19,710	2,359,160	46,499
CMES Robotics Inc. (Formerly, CMES Inc.)		29,200	763,968	22,308	33,100	763,968	25,287

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

10.	Investments in Associates and Joint Ventures, Continued

(3)

Reconciliations of financial information of material associates to carrying amounts of investments in associates in the consolidated financial statements as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)
	March 31, 2026
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	585,099	63.3	370,563	—	370,563
SK China Company Ltd.		3,537,551	27.3	964,733	107,233	1,071,966
SK South East Asia Investment Pte. Ltd.(*1)		1,950,910	20.0	390,182	—	390,182
Rebellions Inc.(*2,3)		(506,451)	18.1	(177,903)	347,228	169,325

(*1)	Net assets of the entity represent net assets excluding those attributable to the non-controlling interests.

(*2)	Net assets of the entity exclude the goodwill held by Rebellions Inc. at the time the investment in the associate was recognized.

(*3)

The ownership interest is based on the number of shares owned by the Parent Company divided by the total shares issued by the investee, and the effective ownership interest applied for the equity method is 35.1% as of March 31, 2026.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

10.	Investments in Associates and Joint Ventures, Continued

(3)

Reconciliations of financial information of material associates to carrying amounts of investments in associates in the consolidated financial statements as of March 31, 2026 and December 31, 2025 are as follows, Continued:

(In millions of won)
	December 31, 2025
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	584,972	63.3	370,482	—	370,482
SK China Company Ltd.		3,461,533	27.3	944,111	101,792	1,045,903
SK South East Asia Investment Pte. Ltd.(*1)		1,843,880	20.0	368,776	—	368,776
Rebellions Inc.(*2,3)		(462,479)	18.2	(163,255)	350,721	187,466

(*1)	Net assets of the entity represent net assets excluding those attributable to the non-controlling interests.

(*2)	Net assets of the entity exclude the goodwill held by Rebellions Inc. at the time the investment in the associate was recognized.

(*3)

The ownership interest is based on the number of shares owned by the Parent Company divided by the total shares issued by the investee, and the effective ownership interest applied for the equity method is 35.3% as of December 31, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

10.	Investments in Associates and Joint Ventures, Continued

(4)	Changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)	For the three-month period ended March 31, 2026
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income (loss)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	1,045,903	—	2,658	23,405	1,071,966
Korea IT Fund		370,482	—	81	—	370,563
UniSK		26,442	—	1,445	1,849	29,736
SK Technology Innovation Company		33,523	(7,754)	(362)	1,567	26,974
SK MENA Investment B.V.		6,612	—	(13)	354	6,953
SK South East Asia Investment Pte. Ltd.		368,776	—	1,192	20,214	390,182
Citadel Pacific Telecom Holdings, LLC		55,167	—	(896)	4,516	58,787
SM Culture & Contents Co., Ltd.		29,305	—	112	79	29,496
Home Choice Corp.		2,773	—	(1,415)	(76)	1,282
Konan Technology Inc.		5,070	—	(591)	—	4,479
CMES Robotics Inc. (Formerly, CMES Inc.)		6,999	16	(322)	(1)	6,692
SK Japan Inc. (Formerly, SK telecom Japan Inc.)		3,629	—	121	117	3,867
Rebellions Inc.		187,466	(762)	(16,409)	(970)	169,325
SK m&service Co., Ltd		24,551	—	50	(167)	24,434
Start-up Win-Win Fund and others		65,661	4,000	454	775	70,890

		2,232,359	(4,500)	(13,895)	51,662	2,265,626
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		6,111	—	(509)	—	5,602

	~~W~~	2,238,470	(4,500)	(14,404)	51,662	2,271,228

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

10.	Investments in Associates and Joint Ventures, Continued

(4)	Changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2026 and 2025 are as follows, Continued:

(In millions of won)	For the three-month period ended March 31, 2025
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other changes	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	975,443	—	103	26,530	—	1,002,076
Korea IT Fund		363,138	—	185	—	—	363,323
UniSK		26,031	—	(10)	230	—	26,251
SK Technology Innovation Company		34,516	—	1,197	(71)	—	35,642
SK MENA Investment B.V.		17,273	—	86	(41)	(11,041)	6,277
SK Latin America Investment S.A.		1,357	—	445	58	—	1,860
SK South East Asia Investment Pte. Ltd.		391,572	—	(3,655)	(2,106)	—	385,811
Citadel Pacific Telecom Holdings, LLC		51,780	—	2,383	(1,607)	—	52,556
SM Culture & Contents Co., Ltd.		39,567	—	(3,630)	(154)	—	35,783
Nam Incheon Broadcasting Co., Ltd.(*1)		15,635	—	(34)	—	(137)	15,464
Home Choice Corp.		3,238	—	(107)	—	—	3,131
Konan Technology Inc.		3,575	—	(865)	—	—	2,710
CMES Robotics Inc. (Formerly, CMES Inc.)		4,772	3,418	(440)	1	—	7,751
SK Japan Inc. (Formerly, SK telecom Japan Inc.)		3,703	—	(102)	175	—	3,776
Rebellions Inc.		298,327	—	(6,321)	—	—	292,006
SK m&service Co., Ltd(*2)		—	—	(138)	(498)	23,566	22,930
Start-up Win-Win Fund and others(*3,4)		102,702	1,006	(807)	(289)	(36,811)	65,801

		2,332,629	4,424	(11,710)	22,228	(24,423)	2,323,148
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		9,198	—	(530)	—	—	8,668

	~~W~~	2,341,827	4,424	(12,240)	22,228	(24,423)	2,331,816

(*1)	Dividends received from the associate are deducted from the carrying amount for the three-month period ended March 31, 2025.
(*2)

The Group disposed of a portion of shares in SK m&service Co., Ltd., which was an indirect subsidiary of the Parent Company, for the three-month period ended March 31, 2025, resulting in the reclassification of the remaining shares as an investment in associate as of March 31, 2025.

(*3)	The acquisition for the three-month period ended March 31, 2025 includes ~~W~~1,000 million of investments in AhnLab Blockchain Company.
(*4)	The Group reclassified the entire shares of id Quantique SA as assets held for sale.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

11.	Property and Equipment

Changes in property and equipment for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2026		March 31, 2025
Beginning balance	~~W~~	11,902,173	12,617,394
Acquisition		214,845	164,297
Disposal		(66,282)	(22,039)
Depreciation		(682,903)	(695,685)
Impairment		—	(359)
Transfer(*)		(19,116)	(81,190)

Ending balance	~~W~~	11,348,717	11,982,418

(*)	Transfer includes transfers to intangible assets, transfers to or from investment properties, transfers to assets held for sale, and others.

12.	Investment Property

Changes in investment property for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2026		March 31, 2025
Beginning balance	~~W~~	39,841	26,611
Depreciation		(1,511)	(612)
Transfer(*)		(11,758)	11,593

Ending balance	~~W~~	26,572	37,592

(*)	Transfer includes transfers to or from property and equipment, transfers to assets held for sale, and others.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

13.	Leases

(1)	Details of the right-of-use assets as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)
	March 31, 2026		December 31, 2025
Right-of-use assets:
Land, buildings and structures	~~W~~	1,063,476	1,157,029
Others		226,423	215,496

	~~W~~	1,289,899	1,372,525

(2)	Details of amounts recognized in the condensed consolidated interim statements of income for the three-month periods ended March 31, 2026 and 2025 as a lessee are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2026		March 31, 2025
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	91,899	90,867
Others(*)		14,537	15,532

	~~W~~	106,436	106,399

Interest expense on lease liabilities	~~W~~	10,949	12,166

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Group recognized are immaterial.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

14.	Intangible Assets

(1)	Changes in intangible assets for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2026		March 31, 2025
Beginning balance	~~W~~	1,710,620	2,194,871
Acquisition		19,812	9,869
Disposal		(721)	(1,757)
Amortization		(194,216)	(200,665)
Transfer(*)		14,740	71,411

Ending balance	~~W~~	1,550,235	2,073,729

(*)	Transfer includes transfers from property and equipment, and others.

(2)	Details of frequency usage rights as of March 31, 2026 are as follows:

(In millions of won)
	Amount		Amortization methods	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	10,979		Jul. 2021	Jun. 2026
1.8 GHz license		70,522		Dec. 2021	Dec. 2026
2.6 GHz license		91,055	Straight-line basis	Sep. 2016	Dec. 2026
2.1 GHz license		53,001		Dec. 2021	Dec. 2026
3.5 GHz license		321,164		Apr. 2019	Nov. 2028

	~~W~~	546,721

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

15.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	March 31, 2026		December 31, 2025
Bank of China Ltd.	2.83	Oct. 29, 2026	~~W~~	130,000	130,000

(2)	Changes in long-term borrowings for the three-month period ended March 31, 2026 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	Book value
Current			~~W~~	203,125
Non-current				300,000

As of January 1, 2026				503,125

Repayments of long-term borrowings:
Korea Development Bank(*)	1.87	Feb. 10, 2026		(3,125)
Current				200,000
Non-current				300,000

As of March 31, 2026			~~W~~	500,000

(*)	The long-term borrowing was repaid by installments on an annual basis from 2022 to 2026 and was fully repaid at maturity during the three-month period ended March 31, 2026.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

15.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the three-month period ended March 31, 2026 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	922,008	919,459
Non-current					7,314,900	7,294,445

As of January 1, 2026					8,236,908	8,213,904
Debentures newly issued:
Unsecured corporate bonds(*1)	Facility fund	3.94	Feb. 12, 2031		210,000	209,154
Unsecured corporate bonds(*1)	Facility fund	4.21	Feb. 12, 2036		30,000	29,819

					240,000	238,973

Debentures repaid:
Unsecured corporate bonds	Operating fund	2.08	Mar. 4, 2026		(90,000)	(90,000)
Unsecured corporate bonds	Refinancing fund	1.39	Jan. 15, 2026		(80,000)	(80,000)
Unsecured corporate bonds	Refinancing fund	3.65	Feb. 17, 2026		(110,000)	(110,000)
Unsecured corporate bonds(*1)	Operating and refinancing fund	4.28	Feb. 27, 2026		(100,000)	(100,000)

					(380,000)	(380,000)

Other changes(*2)					78,883	80,576
Current(*3)					892,391	889,769
Non-current(*3)					7,283,400	7,263,684

As of March 31, 2026				~~W~~	8,175,791	8,153,453

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Other changes primarily reflect foreign currency translation effect of debentures and amortization of debentures issuance discount for the three-month period ended March 31, 2026.
(*3)	~~W~~349,576 million was reclassified from non-current to current for the three-month period ended March 31, 2026.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

16.	Long-term Payables – Other

(1)	As of March 31, 2026 and December 31, 2025, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 14):

(In millions of won)
	March 31, 2026		December 31, 2025
Long-term payables – other	~~W~~	182,775	551,925
Present value discount on long-term payables – other		(2,786)	(3,964)
Current portion of long-term payables – other		(90,218)	(368,572)

Carrying amount at period end	~~W~~	89,771	179,389

(2)

Repayments of the principal portion of long-term payables – other amounted to ~~W~~369,150 million for each of the periods ended March 31, 2026 and 2025, respectively. The repayment schedule for the principal amount of long-term payables – other as of March 31, 2026 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	91,388
1~3 years		91,387

	~~W~~	182,775

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

17.	Provisions

Changes in provisions for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2026
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance
Provision for restoration	~~W~~	117,583	1,519	(1,769)	(157)	5	117,181
Emission allowance		530	1,108	—	—	—	1,638
Other provisions		107,934	—	(2,308)	(13)	—	105,613

	~~W~~	226,047	2,627	(4,077)	(170)	5	224,432

(In millions of won)
	For the three-month period ended March 31, 2025
	Beginning balance		Increase	Utilization	Reversal	Ending balance
Provision for restoration	~~W~~	119,623	1,549	(1,669)	(585)	118,918
Emission allowance		437	535	—	(1)	971

	~~W~~	120,060	2,084	(1,669)	(586)	119,889

18.	Defined Benefit Assets

(1)	Details of defined benefit assets as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)
	March 31, 2026		December 31, 2025
Present value of defined benefit obligations	~~W~~	1,054,689	1,051,508
Fair value of plan assets		(1,154,243)	(1,256,985)

	~~W~~	(99,554)	(205,477)

(2)	Total cost of defined benefit plan, which is recognized in profit or loss for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2026		March 31, 2025
Current service cost	~~W~~	27,736	31,762
Net interest income		(1,885)	(1,309)

	~~W~~	25,851	30,453

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

19.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists of shares with a par value of ~~W~~100. The number of authorized and issued common shares and the details of share capital and capital surplus and others as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won, except for share data)
	March 31, 2026		December 31, 2025
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		214,790,053	214,790,053
Share capital:
Common shares(*1)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus(*2)		71,000	1,771,000
Treasury shares		(87,989)	(88,533)
Hybrid bonds(*3)		398,509	398,509
Share option(Note 20)		14,203	14,511
Others(*4)		(14,246,075)	(14,226,827)

	~~W~~	(13,850,352)	(12,131,340)

(*1)

In 2002, 2003 and 2024, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Group’s issued shares have decreased without change in share capital.

(*2)	~~W~~1,700,000 million was transferred from paid-in surplus to retained earnings for the three-month period ended March 31, 2026.
(*3)

As the Parent Company has no contractual obligation to deliver cash or other financial assets to the holders of its hybrid bonds, the instruments are classified as equity. In the event of liquidation or bankruptcy, the hybrid bonds rank senior only to common shares.

(*4)	The amount includes a change in equity amounting to ~~W~~13,340,037 million due to the spin-off that was accounted for as a transaction under common control.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

19.	Share Capital and Capital Surplus and Others, Continued

(2)	There were no changes in share capital for the three-month periods ended March 31, 2026 and 2025, and details of shares outstanding as of March 31, 2026 and 2025 are as follows:

(In shares)	March 31, 2026			March 31, 2025
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,789,157	213,000,896	214,790,053	1,903,711	212,886,342

(3)	Details of treasury shares as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won, except for share data)
	March 31, 2026		December 31, 2025
Number of shares(*)		1,789,157	1,807,778
Acquisition cost	~~W~~	87,989	88,533

(*)

The Parent Company granted 18,621 treasury shares (acquisition cost: ~~W~~544 million) upon exercise of stock options for the three-month period ended March 31, 2026, resulting in a gain on disposal of treasury shares of ~~W~~880 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

20.	Share-based payment arrangement

The Parent Company operates various share-based payment arrangements to align the interests of management with shareholders and to link executive compensation to the growth of corporate value. The Parent Company has recognized ~~W~~12,605 million of capital surplus and others related to equity-settled share-based payment arrangements, and ~~W~~4,717 million of accrued expenses related to share-based payment arrangements with cash alternatives, as of March 31, 2026.

There were no changes in the number of equity-settled share-based payment arrangements for the three-month periods ended March 31, 2026 and 2025, and the changes in the number of share-based payment arrangements with cash alternatives were as follows:

(In shares)	For the three-month period ended
	March 31, 2026	March 31, 2025
Beginning balance	299,918	637,326
Exercised	(99,688)	—

Ending balance	200,230	637,326

21.	Retained Earnings

Retained earnings as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)
	March 31, 2026		December 31, 2025
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve		15,096,438	14,996,438

		15,118,758	15,018,758
Unappropriated		9,816,540	7,919,510

	~~W~~	24,935,298	22,938,268

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

22.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)
	March 31, 2026		December 31, 2025
Valuation gain on FVOCI	~~W~~	1,617,253	1,570,314
Other comprehensive income of investments in associates and joint ventures		407,098	368,213
Valuation gain on derivatives		20,188	14,503
Foreign currency translation differences for foreign operations		124,873	72,652

	~~W~~	2,169,412	2,025,682

(2)	Changes in reserves for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance as of January 1, 2025	~~W~~	262,657	315,283	(8,044)	77,047	646,943
Changes, net of taxes		(23,115)	27,862	4,542	(1,580)	7,709
Balance as of March 31, 2025	~~W~~	239,542	343,145	(3,502)	75,467	654,652
Balance as of January 1, 2026	~~W~~	1,570,314	368,213	14,503	72,652	2,025,682
Changes, net of taxes		46,939	38,885	5,685	52,221	143,730

Balance as of March 31, 2026	~~W~~	1,617,253	407,098	20,188	124,873	2,169,412

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

23.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2026		March 31, 2025
Communication	~~W~~	7,646	7,787
Utilities		146,634	134,672
Taxes and dues		12,559	12,865
Repair		100,250	100,749
Research and development		86,607	89,912
Training		7,550	7,050
Bad debt for accounts receivable – trade		10,214	7,502
Travel		3,651	4,490
Supplies and others		28,555	27,962

	~~W~~	403,666	392,989

24.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2026		March 31, 2025
Other Non-Operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	7,948	7,703
Others		4,471	6,521

	~~W~~	12,419	14,224

Other Non-Operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	1,364	2,159
Loss on impairment of property and equipment and intangible assets		—	359
Loss on impairment of assets held for sale		2,094	—
Donations		2,520	2,357
Bad debt for accounts receivable – other		1,208	858
Others		295	1,128

	~~W~~	7,481	6,861

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

25.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2026		March 31, 2025
Finance Income:
Interest income	~~W~~	14,706	18,572
Dividends		18,435	19,812
Gain on foreign currency transactions		7,278	2,709
Gain on foreign currency translations		3,818	2,464
Gain relating to financial instruments at FVTPL		823	144

	~~W~~	45,060	43,701

Finance Costs:
Interest expenses	~~W~~	89,682	97,629
Loss on sale of accounts receivable – other		3,777	4,943
Loss on foreign currency transactions		6,506	6,891
Loss on foreign currency translations		1,655	606
Loss relating to financial instruments at FVTPL		5,271	153
Loss on repayment of debentures		—	478

	~~W~~	106,891	110,700

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2026		March 31, 2025
Interest income on cash equivalents and financial instruments	~~W~~	8,007	12,508
Interest income on loans and others		6,699	6,064

	~~W~~	14,706	18,572

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

25.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2026		March 31, 2025
Interest expense on borrowings	~~W~~	5,848	8,317
Interest expense on debentures		68,126	67,735
Others		15,708	21,577

	~~W~~	89,682	97,629

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2026		March 31, 2025
Accounts receivable – trade	~~W~~	10,214	7,502
Other receivables		1,208	858

	~~W~~	11,422	8,360

26.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

27.	Earnings per Share

Earnings per share is calculated for profit attributable to owners of the Parent Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

Basic earnings per share for the three-month periods ended March 31, 2026 and 2025 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)	For the three-month period ended
	March 31, 2026		March 31, 2025
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	322,389	364,422
Interest on hybrid bonds		(4,950)	(4,950)

Profit attributable to owners of the Parent Company on common shares		317,439	359,472
Weighted average number of common shares outstanding (in shares)(*)		212,989,275	212,886,342

Basic earnings per share (in won)	~~W~~	1,490	1,689

(*)	Weighted average number of common shares outstanding reflects adjustments for changes in the number of treasury shares for the three-month periods ended March 31, 2026 and 2025.

(2)	Diluted earnings per share

Diluted earnings per share for the three-month periods ended March 31, 2026 and 2025 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)	For the three-month period ended
	March 31, 2026		March 31, 2025
Profit attributable to owners of the Parent Company on common shares	~~W~~	317,439	359,472
Adjusted weighted average number of common shares outstanding (in shares)(*)		213,273,001	213,455,085

Diluted earnings per share (in won)	~~W~~	1,488	1,684

(*)

Diluted earnings per share is calculated by applying the weighted average number of ordinary shares outstanding, adjusted for the assumed conversion of all dilutive potential ordinary shares into ordinary shares.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

28.	Categories of Financial Instruments

(1)	Financial assets by category as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)	March 31, 2026
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents(*1)	~~W~~	882,507	—	592,173	—	1,474,680
Short-term investment securities		38,858	—	—	—	38,858
Financial instruments(*1)		5,500	—	254,116	—	259,616
Long-term investment securities(*2)		158,142	3,129,548	—	—	3,287,690
Accounts receivable – trade(*1)		—	—	1,967,501	—	1,967,501
Loans and other receivables(*1)		335,873	—	737,453	—	1,073,326
Derivative financial assets		108,737	—	—	284,813	393,550

	~~W~~	1,529,617	3,129,548	3,551,243	284,813	8,495,221

(*1)	Financial assets reclassified as assets held for sale as of March 31, 2026 are not included.
(*2)	The Group designated ~~W~~3,129,548 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)	December 31, 2025
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents(*1)	~~W~~	657,905	—	832,119	—	1,490,024
Short-term investment securities		35,217	—	—	—	35,217
Financial instruments(*1)		13,000	—	138,796	—	151,796
Long-term investment securities(*2)		162,584	3,025,988	—	—	3,188,572
Accounts receivable – trade(*1)		—	—	1,926,903	—	1,926,903
Loans and other receivables(*1)		189,963	—	682,449	—	872,412
Derivative financial assets		108,884	—	—	201,262	310,146

	~~W~~	1,167,553	3,025,988	3,580,267	201,262	7,975,070

(*1)	Financial assets reclassified as assets held for sale as of December 31, 2025 are not included.
(*2)	The Group designated ~~W~~3,025,988 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

28.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)	March 31, 2026
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	205,569	—	205,569
Derivative financial liabilities		6,066	—	225	6,291
Borrowings		—	630,000	—	630,000
Debentures		—	8,153,453	—	8,153,453
Lease liabilities(*1,2)		—	1,432,271	—	1,432,271
Accounts payable - other and others(*2)		—	2,945,213	—	2,945,213

	~~W~~	6,066	13,366,506	225	13,372,797

(*1)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

(*2)	Financial liabilities reclassified as liabilities held for sale as of March 31, 2026 are not included.

(In millions of won)	December 31, 2025
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	110,867	—	110,867
Derivative financial liabilities		5,782	—	621	6,403
Borrowings		—	633,125	—	633,125
Debentures		—	8,213,904	—	8,213,904
Lease liabilities(*1,2)		—	1,525,798	—	1,525,798
Accounts payable - other and others(*2)		—	3,506,048	—	3,506,048

	~~W~~	5,782	13,989,742	621	13,996,145

(*1)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

(*2)	Financial liabilities reclassified as liabilities held for sale as of December 31, 2025 are not included.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

29.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to market risk, credit risk and liquidity risk. Market risk refers to the risk of fluctuations in market variables such as foreign exchange rates, interest rates and the prices of financial instruments. The Group has established a risk management framework to monitor and manage these risks on an ongoing basis.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group is exposed to foreign currency risk arising from revenues and expenses denominated in foreign currencies in the course of its global operations. The primary foreign currencies in which such risk arises are the USD, EUR and others. The Group establishes its currency risk management policy by considering the nature of each business and the availability of hedging or risk-mitigating strategies for each Group entity. The Group regularly monitors, evaluates, and manages its foreign currency exposures through established risk management processes for receivables and payables denominated in foreign currencies. Currency risk arises from both forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity.

The Group has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures.

As of March 31, 2026, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax and equity as follows:

(In millions of won)	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	7,957	(7,957)	~~W~~	5,854	(5,854)
EUR		1,075	(1,075)		791	(791)
Others		20	(20)		15	(15)

	~~W~~	9,052	(9,052)	~~W~~	6,660	(6,660)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(ii) Interest rate risk

The Group is exposed to interest rate risk arising from its borrowings, debentures and long-term payables – other. As the Group’s interest-bearing assets are predominantly fixed-rate instruments, changes in market interest rates do not have a significant impact on the Group’s revenue or operating cash flows.

The Group conducts various analyses to manage interest rate risk and optimize its financing structure. To mitigate the impact of interest rate fluctuations, the Group employs a range of strategies, including refinancing, renewing existing borrowings, alternative financing arrangements and hedging.

As of March 31, 2026, the par values of floating-rate borrowings and debentures amount to ~~W~~200,000 million and ~~W~~454,020 million, respectively. The Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings and debentures. Therefore, changes in interest rates on the underlying floating-rate borrowings and debentures would not have affected profit before income tax for the three-month period ended March 31, 2026.

As of March 31, 2026, the par values of floating-rate long-term payables – other amount to ~~W~~182,775 million. Assuming all other variables remain constant, the impact of changes in the interest rate of long-term payables – other by 1%p on profit before income tax and equity for the three-month period ended March 31, 2026 is as follows.

(In millions of won)	Profit before income tax			Equity
	If increased by 1%p		If decreased by 1%p	If increased by 1%p		If decreased by 1%p
	~~W~~	(457)	457	~~W~~	(336)	336

(iii) Price fluctuations risk

As of March 31, 2026, the Group holds equity instruments that are traded in an active market and is therefore exposed to the risk of fluctuations in market prices. Assuming all other variables remain constant, the impact of changes in per-share stock price of the equity securities on profit before income tax and equity for the three-month period ended March 31, 2026 is as follows.

(In millions of won)	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
	~~W~~	—	—	~~W~~	75,527	(75,527)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

Credit risk refers to the risk that the Group will suffer financial losses due to the failure of the customer or counterparty to fulfill their contractual obligations on the financial instrument. Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group recognizes a loss allowance for accounts receivable – trade. The allowance consists of a specific component for individually significant exposures and a collective component for groups of similar assets where credit losses are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings.

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount as of March 31, 2026.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

Liquidity risk is the risk that the Group encounters difficulty in meeting the obligations of the financial liabilities. The Group’s approach to managing liquidity is to ensure that it maintains sufficient cash and cash equivalents and secures adequate liquidity through various committed credit lines at all times. The Group maintains sufficient liquidity based on its cash-generating capacity from operating activities and available credit facilities.

The Group’s accounts payable – other and others includes amounts settled through supplier finance arrangements. The Group pays the amounts within the normal operating cycle, and no collateral is provided in connection with the agreements. As the payment terms have not been substantially modified, the related balances are classified as accounts payable – other and presented as operating cash flows in the statements of cash flows. Accounts payable – other and others relating to the supplier finance arrangements amount to ~~W~~306,772 million as of March 31, 2026, which equals the amounts already received by the suppliers from the finance provider.

As of March 31, 2026, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 -5 years
Assets	~~W~~	284,813	294,791	25,273	269,518
Liabilities		(225)	(225)	(225)	—

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

29.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure its ability to continue as a going concern while seeking to maximize shareholder returns through the optimization of its debt and equity structure. The overall capital management strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2025.

The Group monitors its debt-to-equity ratio as a key indicator of capital management. This ratio is calculated as total liabilities divided by total equity, based on the amounts presented in the consolidated financial statements.

Debt-to-equity ratio as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)
	March 31, 2026		December 31, 2025
Total liabilities	~~W~~	16,674,341	17,152,491
Total equity		13,347,617	12,955,292

Debt-to-equity ratios		124.92%	132.40%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities, including fair value hierarchy as of March 31, 2026 are as follows:

(In millions of won)	March 31, 2026
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,529,617	—	1,262,738	266,879	1,529,617
Derivative hedging instruments		284,813	—	284,813	—	284,813
FVOCI		3,129,548	1,026,609	—	2,102,939	3,129,548

	~~W~~	4,943,978	1,026,609	1,547,551	2,369,818	4,943,978

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	6,066	—	26	6,040	6,066
Derivative hedging instruments		225	—	225	—	225

	~~W~~	6,291	—	251	6,040	6,291

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	630,000	—	626,706	—	626,706
Debentures		8,153,453	—	7,977,108	—	7,977,108
Long-term payables – other		179,989	—	178,796	—	178,796

	~~W~~	8,963,442	—	8,782,610	—	8,782,610

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities, including fair value hierarchy as of December 31, 2025 are as follows:

(In millions of won)	December 31, 2025
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,167,553	—	896,085	271,468	1,167,553
Derivative hedging instruments		201,262	—	201,262	—	201,262
FVOCI		3,025,988	966,666	—	2,059,322	3,025,988

	~~W~~	4,394,803	966,666	1,097,347	2,330,790	4,394,803

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	5,782	—	26	5,756	5,782
Derivative hedging instruments		621	—	621	—	621

	~~W~~	6,403	—	647	5,756	6,403

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	633,125	—	634,241	—	634,241
Debentures		8,213,904	—	8,183,670	—	8,183,670
Long-term payables – other		547,961	—	553,807	—	553,807

	~~W~~	9,394,990	—	9,371,718	—	9,371,718

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used in such valuation methods include swap rate, interest rate, risk premium, and the volatility of stock price, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of March 31, 2026 are as follows:

Interest rate
Derivative instruments	2.06% ~ 8.10%
Borrowings and debentures	3.49% ~ 4.00%
Long-term payables – other	3.43% ~ 3.56%

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)

There have been no transfers between Level 1 and Level 2 for the three-month period ended March 31, 2026. The changes of financial assets and liabilities classified as Level 3 for the three-month period ended March 31, 2026 are as follows:

(In millions of won)	Balance as of January 1, 2026		Loss	OCI	Acquisition	Disposal	Transfer(*)	Balance as of March 31, 2026
Financial assets:
FVTPL	~~W~~	271,468	(111)	4,956	1,314	(10,748)	—	266,879
FVOCI		2,059,322	—	50,409	1,465	(8,640)	383	2,102,939

	~~W~~	2,330,790	(111)	55,365	2,779	(19,388)	383	2,369,818

Financial liabilities:
FVTPL	~~W~~	(5,756)	(284)	—	—	—	—	(6,040)

(*)	Transfer includes amounts transferred between levels in the fair value hierarchy due to changes in the availability of observable market inputs for the financial instruments.

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized to which offset agreements are applicable as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)	March 31, 2026
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the condensed consolidated interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	243,532	(229,752)	13,780
Financial liabilities:
Accounts payable – other and others	~~W~~	235,240	(229,752)	5,488

(In millions of won)	December 31, 2025
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statement of financial position

Financial assets:
Accounts receivable – trade and others	~~W~~	222,477	(209,487)	12,990
Financial liabilities:
Accounts payable – other and others	~~W~~	213,881	(209,487)	4,394

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

30.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates(*)	SK China Company Ltd. and 41 others
Others	The ultimate controlling entity’s subsidiaries and associates and others

(*)

Associates include investments that are measured in accordance with KIFRS 1109 in which the Group has significant influence but is determined to have no substantive access to returns associated with its ownership interest.

As of March 31, 2026, the Group is part of SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All other entities within SK Group are therefore considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial roles and responsibilities in the planning, operations, and oversight of relevant controls of the business to be key management personnel. The compensation given to such key management for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)	For the three-month period ended

	March 31, 2026		March 31, 2025
Salaries	~~W~~	1,056	4,046
Defined benefit plan expenses		138	363
Share option		2,325	37

	~~W~~	3,519	4,446

Compensation for the key management includes salaries, non-monetary benefits, defined benefit relating to the pension plan, and share-based compensation expenses.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

30.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)		For the three-month period ended March 31, 2026

Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate controlling entity	SK Inc.	~~W~~	8,445	103,033	3,955

Associates	SK m&service Co., Ltd.		767	10,321	45
	Penguin Solutions, Inc.(*2)		4,129	—	—
	Others		1,236	434	—

			6,132	10,755	45

Others	SK Innovation Co., Ltd.		2,244	4,167	—
	SK Energy Co., Ltd.		316	50	—
	SK Geo Centric Co., Ltd.		111	14	—
	SK Networks Co., Ltd.(*3)		493	301,886	—
	SK Networks Service Co., Ltd.		188	14,685	—
	SK Ecoplant Co., Ltd.		524	—	18,400
	SK hynix Inc.		17,967	170	—
	SK Shieldus Co., Ltd.		12,630	40,096	512
	Content Wavve Corp.		63	11,592	—
	Eleven Street Co., Ltd.		22,665	9,012	—
	SK Planet Co., Ltd.		1,634	16,725	95
	SK intellix Co.,Ltd. (Formerly, SK Magic Co., Ltd.)		245	283	—
	Tmap Mobility Co., Ltd.		1,626	1,044	—
	One Store Co., Ltd.		2,847	6	—
	Dreamus Company		457	11,236	—
	UNA Engineering Inc.		24	12,796	2,502
	Happy Narae Co., Ltd.		125	2,154	176
	SK REIT Co., Ltd.		1	3,368	—
	Others		7,945	4,243	—

			72,105	433,527	21,685

		~~W~~	86,682	547,315	25,685

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating revenue and others include ~~W~~4,129 million of dividends received.
(*3)	Operating expenses and others include costs for handset purchases amounting to ~~W~~287,908 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

30.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three-month periods ended March 31, 2026 and 2025 are as follows, Continued:

(In millions of won)		For the three-month period ended March 31, 2025
Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate controlling entity	SK Inc.(*2)	~~W~~	4,366	172,354	4,312

Associates	F&U Credit information Co., Ltd.		761	12,113	—
	SK m&service Co., Ltd.		364	2,793	233
	Others		405	1,925	—

			1,530	16,831	233

Others	SK Innovation Co., Ltd.		1,011	4,281	2,050
	SK Energy Co., Ltd.		320	46	—
	SK Geo Centric Co., Ltd.		148	13	—
	SK Networks Co., Ltd.(*3)		1,196	248,192	—
	SK Networks Service Co., Ltd.		1,271	15,309	—
	SK Ecoplant Co., Ltd.		583	—	—
	SK hynix Inc.		12,996	231	—
	SK Shieldus Co., Ltd.		13,589	39,700	749
	Content Wavve Corp.		4,399	15,823	—
	Eleven Street Co., Ltd.		3,450	9,241	—
	SK Planet Co., Ltd.		2,644	18,383	80
	SK intellix Co.,Ltd. (Formerly, SK Magic Co., Ltd.)		326	313	—
	Tmap Mobility Co., Ltd.		4,412	1,159	—
	One Store Co., Ltd.		3,306	10	—
	Dreamus Company		1,502	13,826	—
	UNA Engineering Inc.		22	12,420	1,855
	Happy Narae Co., Ltd.		241	2,906	299
	Others		9,431	16,501	—

			60,847	398,354	5,033

		~~W~~	66,743	587,539	9,578

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~68,952 million of dividends declared to be paid by the Parent Company.
(*3)	Operating expenses and others include costs for handset purchases amounting to ~~W~~233,640 million. .

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

30.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)		March 31, 2026
		Receivables		Payables
Scope	Company	Accounts receivable – trade, etc.		Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	8,533	70,319
Associates	SK m&service Co., Ltd.		2,481	36,672
	Others		1,065	1,808

			3,546	38,480

Others	SK Innovation Co., Ltd.		3,645	19,467
	SK Networks Co., Ltd.		203	213,961
	Mintit Co., Ltd.		2,565	—
	SK hynix Inc.		13,246	81
	Happy Narae Co., Ltd.		—	845
	SK Shieldus Co., Ltd.		11,359	18,333
	Content Wavve Corp.		—	11,583
	Incross Co., Ltd.		1,276	4,298
	Eleven Street Co., Ltd.		31,643	5,333
	SK Planet Co., Ltd.		197	5,201
	UNA Engineering Inc.		—	3,483
	SK REIT Co., Ltd.		7,890	57,389
	Others		6,818	22,019

			78,842	361,993

		~~W~~	90,921	470,792

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

30.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of March 31, 2026 and December 31, 2025 are as follows, Continued:

(In millions of won)		December 31, 2025
		Receivables		Payables
Scope	Company	Accounts receivable – trade, etc.		Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	9,193	170,652
Associates	SK m&service Co., Ltd.		700	32,081
	Others		1,009	1,790

			1,709	33,871

Others	SK Innovation Co., Ltd.		4,996	21,976
	SK Networks Co., Ltd.		258	123,865
	Mintit Co., Ltd.		2,553	2
	SK hynix Inc.		13,232	291
	Happy Narae Co., Ltd.		37	2,851
	SK Shieldus Co., Ltd.		15,393	18,754
	Content Wavve Corp.		—	6
	Incross Co., Ltd.		1,820	25,570
	Eleven Street Co., Ltd.		17,455	2,189
	SK Planet Co., Ltd.		259	5,933
	UNA Engineering Inc.		—	9,271
	SK REIT Co., Ltd.		7,890	61,835
	Others		11,895	24,816

			75,788	297,359

		~~W~~	86,690	501,882

(5)

The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Group, and the negotiation period is three years from June 30, 2024, the date of agreement. In addition, the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	The details of additional investments and disposal of associates for the three-month period ended March 31, 2026 are as presented in note 10.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

31.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,198 million as of March 31, 2026.

(2)	Legal claims and litigations

As of March 31, 2026, the Group is involved in various legal claims and litigations. The provision recognized in relation to these claims and litigations is immaterial. For legal claims and litigations for which no provision has been recognized, management does not believe the Group has a present obligation, nor is any such matter expected to have a material effect on the Group’s financial position or operating results in the event an outflow of resources becomes necessary.

(3)	Accounts receivable from sale of handsets

Retail stores and authorized dealers of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company has entered into comprehensive agreements with these retail stores and authorized dealers to purchase the related accounts receivable from handset sales and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~349,785 million and ~~W~~205,160 million as of March 31, 2026 and December 31, 2025, respectively, which the Parent Company purchased according to the relevant comprehensive agreements, are recognized as accounts receivable – other and long-term accounts receivable – other.

(4)	Obligation relating to spin-off

The Parent Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. In accordance with Article 530-9 (1) of the Korean Commercial Act, the Parent Company and SK Square Co., Ltd., the spin-off company, are jointly and severally liable for liabilities incurred by the Parent Company prior to the spin-off.

(5) According to the covenants associated with the Group’s bond issuances and borrowings, the Group is required to maintain certain financial ratios, including the debt ratio, within specified thresholds. The funds obtained must be used for specified purposes, and regular reporting to lenders is required. Additionally, the contracts include clauses that restrict the provision of additional collateral over the Group’s assets and limit the disposal of certain assets.

(6) The Parent Company entered into a contract with SK Inc. for the use of Amazon Web Services (“AWS”). In accordance with the contract, the Parent Company is entitled to receive AWS services for a ten-year period beginning in July 2025, with a total contract value of USD 800,000,000.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

32.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2026		March 31, 2025
Interest income	~~W~~	(14,706)	(18,572)
Dividends		(18,435)	(19,812)
Gain on foreign currency translations		(3,818)	(2,464)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net		15,131	(132)
Gain on disposal of property and equipment and intangible assets		(7,948)	(7,703)
Gain relating to financial instruments at FVTPL		(823)	(144)
Interest expenses		89,682	97,629
Loss on foreign currency translations		1,655	606
Loss on sale of accounts receivable – other		3,777	4,943
Income tax expense		149,152	146,305
Expense related to defined benefit plan		25,851	30,453
Share option expenses (reversal)		5,412	(248)
Depreciation and amortization		878,630	896,962
Bad debt for accounts receivable – trade		10,214	7,502
Impairment loss on property and equipment and intangible assets		—	359
Loss on disposal of property and equipment and intangible assets		1,364	2,159
Impairment loss on assets held for sale		2,094	—
Bad debt for accounts receivable – other		1,208	858
Loss relating to financial instruments at FVTPL		5,271	153
Loss on repayment of debentures		—	478
Other income (expenses)		(4,335)	20,101

	~~W~~	1,139,376	1,159,433

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

32.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2026		March 31, 2025
Accounts receivable – trade	~~W~~	(45,608)	4,681
Accounts receivable – other		(105,693)	(142,339)
Advanced payments		6,660	(2,885)
Prepaid expenses		(149,906)	(49,067)
Inventories		(34,439)	4,257
Long-term accounts receivable – other		(459)	2,280
Contract assets		(8,525)	3,760
Guarantee deposits		6,846	9,170
Accounts payable – trade		93,911	(14,661)
Accounts payable – other		(152,264)	(30,177)
Withholdings		122,849	197,649
Contract liabilities		69,901	34,175
Deposits received		293	6,883
Accrued expenses		(130,398)	(205,632)
Provisions		(4,077)	(600)
Plan assets		115,290	56,616
Retirement benefits payment		(73,653)	(49,814)
Others		(2,488)	(3,220)

	~~W~~	(291,760)	(178,924)

(3)	Material non-cash transactions for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2026		March 31, 2025
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(237,032)	(437,706)
Increase of right-of-use assets		89,014	58,512
Transfer from investment property to assets held for sale		12,713	—

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

33.	Emissions Liabilities

(1)	The quantities of emissions rights allocated free of charge for each implementation year as of March 31, 2026 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2026	Quantities allocated in 2027	Quantities allocated in 2028	Quantities allocated in 2029	Quantities allocated in 2030	Total
Emissions rights allocated free of charge(*)	1,399,530	1,413,943	1,491,719	1,552,252	1,610,194	7,467,638

(*)	Finalized changes in allocated quantities, including additional allocations, cancellations and other adjustments, have been reflected.

(2)	Changes in the quantities of emissions rights held by the Group are as follows:

(In tCO2-eQ)
	Quantities allocated in 2024	Quantities allocated in 2025	Quantities allocated in the three-month period ended March 31, 2026(*)	Total
Beginning	414,356	517,280	—	931,636
Allocation at no cost	1,766,850	1,598,389	1,399,530	4,764,769
Purchase (sale)	(41,446)	(241,848)	184,406	(98,888)
Surrender or shall be surrendered	(1,622,480)	(1,873,821)	(1,941,339)	(5,437,640)

Ending	517,280	—	(357,403)	159,877

(*)	Changes for the three-month period ended March 31, 2026 are estimated quantities, and additionally allocated and surrendered or shall be surrendered quantities will be fixed in the future.

(3)	As of March 31, 2026, the estimated annual greenhouse gas emissions quantities of the Group are 1,941,339 tCO2-eQ.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

34.	Assets and Liabilities Held for Sale

Assets	and liabilities held for sale as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)
		March 31, 2026		December 31, 2025
Assets:
Disposal groups(*)	Cash and cash equivalents	~~W~~	30,961	27,569
	Accounts receivable – trade and other, net		24,333	23,591
	Advanced payments		98	80
	Prepaid expenses		2,807	1,877
	Inventories, net		6,824	6,278
	Property and equipment, net		9,144	10,866
	Intangible assets, net		20,575	17,795
	Right of use, net		2,679	2,646
	Financial instruments		40,003	45,003
	Deferred tax assets		4,918	4,916
	Defined benefit assets		1,473	1,981
Investment in an associate	Daekyo Wipoongdangdang Contents Korea Fund		746	746
Property and equipment and investment properties	Land, buildings and others		13,229	141

		~~W~~	157,790	143,489
Liabilities:
Disposal groups(*)	Accounts payable – other		34,723	38,637
	Withholdings		13,838	16,863
	Lease liabilities		2,588	2,910
	Contract liabilities		79	43
	Provisions		275	275
	Other current liabilities		3,283	3,885
	Current tax liabilities		5,511	4,495

		~~W~~	60,297	67,108

(*)

For the year ended December 31, 2025, the Group decided to dispose of the shares of SK stoa Co., Ltd. and Media S Co., Ltd., the consolidated subsidiaries. Accordingly, the assets and liabilities of SK stoa Co., Ltd. and Media S Co., Ltd. were reclassified as assets and liabilities held for sale.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025

35.	Subsequent Events

The Board of Directors of the Parent Company resolved to pay interim dividends at the Board of Directors’ meeting held on April 27, 2026, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~176,691 million)
Dividend rate	0.84%
Record date	May 31, 2026
Date of distribution	Pursuant to Article 165-12 (3) of Capital Market and Financial Investment Business Act, the Parent Company shall distribute dividends no later than June 18, 2026

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2026 and 2025

(With Independent Auditors’ Review Report)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate interim statement of financial position as of March 31, 2026, the condensed separate interim statements of income, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2026 and 2025, and notes, including a summary of material accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The separate statement of financial position of the Company as of December 31, 2025, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2026, expressed an unmodified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2025, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 12, 2026

This report is effective as of May 12, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD.

CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025

The accompanying condensed separate interim financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Company.

Jung, Jaihun

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Financial Position

As of March 31, 2026 and December 31, 2025

(In millions of won)	Note	March 31, 2026		December 31, 2025
Assets
Current Assets:
Cash and cash equivalents	27,28	~~W~~	502,360	771,861
Short-term financial instruments	27,28		89,155	89,155
Accounts receivable – trade, net	4,27,28,29		1,473,774	1,469,426
Short-term loans, net	4,27,28		70,246	60,122
Accounts receivable – other, net	4,27,28,29,30		643,027	393,136
Contract assets	6,28		5,869	5,958
Prepaid expenses	5		2,096,275	1,997,049
Guarantee deposits, net	4,27,28,29		55,226	58,513
Prepaid income taxes	25		—	8,827
Inventories, net			23,731	16,940
Non-current assets held for sale	33		53,310	40,081
Advanced payments and others	4,27,28		14,205	21,489

		5,027,178		4,932,557

Non-Current Assets:
Long-term financial instruments	27,28		370	354
Long-term investment securities	7,27,28		2,475,763	2,396,996
Investments in subsidiaries, associates and joint ventures	8		5,888,482	5,892,726
Property and equipment, net	9,11,29		7,229,934	7,680,504
Investment property, net	10		34,273	47,287
Goodwill			1,306,236	1,306,236
Intangible assets, net	12		1,092,400	1,230,202
Long-term loans, net	4,27,28		314	363
Long-term accounts receivable – other, net	4,27,28,30		237,317	235,980
Long-term contract assets	6,28		10,251	11,363
Long-term prepaid expenses	5		1,098,501	1,065,238
Guarantee deposits, net	4,27,28,29		89,439	92,213
Long-term derivative financial assets	27,28		212,469	156,256
Defined benefit assets	16		37,224	100,212
Other non-current assets			249	249

		19,713,222		20,216,179

Total Assets		~~W~~	24,740,400	25,148,736

(Continued)

1

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Financial Position, Continued

As of March 31, 2026 and December 31, 2025

(In millions of won)	Note	March 31, 2026		December 31, 2025
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	13,27,28	~~W~~	130,000	130,000
Accounts payable – other	27,28,29		1,211,261	1,527,175
Contract liabilities	6		90,083	108,613
Withholdings	27,28		884,777	773,970
Accrued expenses	27,28		769,021	792,458
Income tax payable	25		70,072	—
Provisions	15,32		140,907	137,750
Current portion of long-term debt, net	13,27,28		764,609	864,696
Lease liabilities	27,28,29		354,285	354,906
Current portion of long-term payables – other	14,27,28		90,218	368,572
Derivative financial liabilities	27,28		806	581
Other current liabilities	27,28		3,935	11,521

		4,509,974		5,070,242

Non-Current Liabilities:
Debentures, excluding current portion, net	13,27,28		5,292,679	5,416,644
Long-term borrowings, excluding current portion, net	13,27,28		300,000	300,000
Long-term payables – other	14,27,28		89,771	179,389
Long-term contract liabilities	6		1,754	1,699
Long-term derivative financial liabilities	27,28		—	621
Long-term lease liabilities	27,28,29		721,444	782,702
Long-term provisions	15		65,088	69,517
Deferred tax liabilities	25		1,322,775	1,277,326
Other non-current liabilities	27,28		67,974	59,546

		7,861,485		8,087,444

Total Liabilities			12,371,459	13,157,686

Shareholders’ Equity:
Share capital	1,17		30,493	30,493
Capital surplus and others	17,18		(6,247,105)	(4,547,673)
Retained earnings	19		17,211,460	15,199,915
Reserves	20		1,374,093	1,308,315

Total Shareholders’ Equity			12,368,941	11,991,050

Total Liabilities and Shareholders’ Equity		~~W~~	24,740,400	25,148,736

The accompanying notes are an integral part of the condensed separate interim financial statements.

2

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Income

For the three-month periods ended March 31, 2026 and 2025

(In millions of won, except for earnings per share)	Note	2026		2025
Operating revenue:	21,29
Revenue		~~W~~	3,105,789	3,167,455
Operating expenses:	29
Labor			278,155	277,989
Commission	5		1,182,598	1,141,675
Depreciation and amortization			616,524	630,591
Network interconnection			103,244	108,104
Leased lines			47,972	48,469
Advertising			19,475	20,553
Rent			31,698	32,309
Cost of goods sold			141,280	145,290
Others	22		275,315	280,109

			2,696,261	2,685,089

Operating profit			409,528	482,366
Finance income	24		95,670	200,370
Finance costs	24		(79,186)	(84,649)
Other non-operating income	23		8,940	6,880
Other non-operating expenses	23		(4,486)	(5,312)
Gain relating to investments in subsidiaries, associates and joint ventures, net	8		3,476	1,359

Profit before income tax			433,942	601,014
Income tax expense	25		101,250	126,422

Profit for the period		~~W~~	332,692	474,592

Earnings per share:	26
Basic earnings per share (in won)		~~W~~	1,539	2,206
Diluted earnings per share (in won)			1,537	2,200

The accompanying notes are an integral part of the condensed separate interim financial statements.

3

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2026 and 2025

(In millions of won)	Note	2026		2025
Profit for the period		~~W~~	332,692	474,592
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit plans			(22,222)	(18,783)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	20		68,985	(10,157)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	20		2,818	(890)

Other comprehensive income (loss) for the period, net of taxes			49,581	(29,830)

Total comprehensive income		~~W~~	382,273	444,762

The accompanying notes are an integral part of the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2026 and 2025

(In millions of won)				Capital surplus and others
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance as of January 1, 2025		~~W~~	30,493	1,771,000	(92,962)	398,509	14,498	(6,642,865)	(4,551,820)	15,273,451	208,730	10,960,854
Total comprehensive income (loss):
Profit for the period			—	—	—	—	—	—	—	474,592	—	474,592
Other comprehensive loss	16,20		—	—	—	—	—	—	—	(21,273)	(8,557)	(29,830)

			—	—	—	—	—	—	—	453,319	(8,557)	444,762

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(223,531)	—	(223,531)
Share option	18		—	—	—	—	13	(120)	(107)	—	—	(107)
Interest on hybrid bonds			—	—	—	—	—	—	—	(4,950)	—	(4,950)

			—	—	—	—	13	(120)	(107)	(228,481)	—	(228,588)

Balance as of March 31, 2025		~~W~~	30,493	1,771,000	(92,962)	398,509	14,511	(6,642,985)	(4,551,927)	15,498,289	200,173	11,177,028

Balance as of January 1, 2026		~~W~~	30,493	1,771,000	(88,533)	398,509	14,511	(6,643,160)	(4,547,673)	15,199,915	1,308,315	11,991,050
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	332,692	—	332,692
Other comprehensive income (loss)	16,20		—	—	—	—	—	—	—	(16,197)	65,778	49,581

			—	—	—	—	—	—	—	316,495	65,778	382,273

Transactions with owners:
Transfer from paid-in surplus to retained earnings			—	(1,700,000)	—	—	—	—	(1,700,000)	1,700,000	—	—
Share option	18		—	—	—	—	(308)	(315)	(623)	—	—	(623)
Interest on hybrid bonds			—	—	—	—	—	—	—	(4,950)	—	(4,950)
Disposal of treasury shares			—	—	544	—	—	647	1,191	—	—	1,191

			—	(1,700,000)	544	—	(308)	332	(1,699,432)	1,695,050	—	(4,382)

Balance as of March 31, 2026		~~W~~	30,493	71,000	(87,989)	398,509	14,203	(6,642,828)	(6,247,105)	17,211,460	1,374,093	12,368,941

The accompanying notes are an integral part of the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Cash Flows

For the three-month periods ended March 31, 2026 and 2025

(In millions of won)	Note	2026		2025
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	332,692	474,592
Adjustments for income and expenses	31		751,348	689,228
Changes in assets and liabilities related to operating activities	31		(320,440)	(197,370)

			763,600	966,450
Interest received			3,933	8,084
Dividends received			6,036	7,304
Interest paid			(75,650)	(92,983)
Income tax paid			(579)	(1,274)

Net cash provided by operating activities			697,340	887,581

Cash flows from investing activities:
Cash inflows from investing activities:
Collection of short-term loans			34,641	25,386
Proceeds from disposals of long-term investment securities			11,532	239
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			9,275	—
Proceeds from disposals of non-current assets held for sale			—	6,096
Proceeds from disposals of property and equipment			1,542	3,168
Proceeds from disposals of intangible assets			213	2,082

			57,203	36,971
Cash outflows for investing activities:
Increase in long-term financial instruments			(16)	—
Increase in short-term loans			(44,817)	(35,268)
Acquisitions of long-term investment securities			—	(500)
Acquisitions of investments in subsidiaries, associates and joint ventures			(161)	(14,314)
Acquisitions of property and equipment			(229,940)	(367,761)
Acquisitions of intangible assets			(16,540)	(5,412)

			(291,474)	(423,255)

Net cash used in investing activities		~~W~~	(234,271)	(386,284)

(Continued)

6

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2026 and 2025

(In millions of won)	Note	2026		2025
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	—	200,000
Proceeds from issuance of debentures			—	398,303

			—	598,303
Cash outflows for financing activities:
Repayments of long-term borrowings			—	(200,000)
Repayments of long-term payables – other			(369,150)	(369,150)
Repayments of debentures			(280,000)	(280,000)
Payments of interest on hybrid bonds			(4,950)	(4,950)
Repayments of lease liabilities			(79,280)	(71,225)

			(733,380)	(925,325)

Net cash used in financing activities			(733,380)	(327,022)

Net increase (decrease) in cash and cash equivalents			(270,311)	174,275
Cash and cash equivalents at beginning of the period			771,861	1,165,158
Effects of exchange rate changes on cash and cash equivalents			810	87

Cash and cash equivalents at end of the period		~~W~~	502,360	1,339,520

The accompanying notes are an integral part of the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of March 31, 2026, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	16,817,486	7.83
Institutional investors and other shareholders	126,668,526	58.98
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,789,157	0.83

	214,790,053	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These condensed separate interim financial statements were prepared in accordance with Korean International Financial Reporting Standard (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Company’s KIFRS annual financial statements. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2025. The accompanying condensed separate interim financial statements have been translated into English from the Korean language financial statements.

These interim financial statements are condensed separate interim financial statements prepared in accordance with KIFRS 1027, Separate Financial Statements, presented by a parent, an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

8

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2025.

2) Fair value measurement

The Company’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

• Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

• Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The information about assumptions used for fair value measurements is included in note 28.

9

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

3.	Material Accounting Policies

The material accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2025, except for the adoption of new and revised KIFRS applied from January 1, 2026, which are summarized below.

(1)	New and amended standards and interpretations applied by the Company

The Company has applied the following new and amended standards and interpretations for annual period beginning after January 1, 2026. The following amended KIFRS is effective from January 1, 2026 and it did not have a material impact on the Company’s condensed separate interim financial statements.

•	Classification and measurement of financial instruments (Amendments to KIFRS 1109 ‘Financial Instruments’ and KIFRS 1107 ‘Financial Instruments: Disclosures’)

•	Contracts referencing nature-dependent electricity (Amendments to KIFRS 1109 ‘Financial Instruments’ and KIFRS 1107 ‘Financial Instruments: Disclosures’)

•	Annual Improvements to KIFRS - Volume 11

(2)	New and amended standards and interpretations that are issued, but not yet applied by the Company

The new and amended standard and interpretation that is issued, but not yet effective is disclosed below.

•	KIFRS 1118 ‘Presentation and Disclosure in Financial Statements’

KIFRS 1118 ‘Presentation and Disclosure in Financial Statements’ replaces KIFRS 1001 ‘Presentation of Financial Statements’. KIFRS 1118 is expected to enhance comparability of financial performance among similar entities by providing useful information to users in analyzing and comparing an entity’s financial performance, with a focus on the statement of profit or loss.

KIFRS 1118 shall be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. An entity shall apply this standard retrospectively in accordance with KIFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’. Accordingly, comparative information for the annual period ended December 31, 2026 will be restated in accordance with KIFRS 1118.

The Company is currently analyzing the key accounting policies that are expected to result in significant differences from those applied in the current financial statements upon adoption of KIFRS 1118.

10

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)	March 31, 2026
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,599,531	(125,757)	1,473,774
Short-term loans		70,956	(710)	70,246
Accounts receivable – other(*)		661,640	(18,613)	643,027
Guarantee deposits		55,226	—	55,226
Accrued income		677	—	677

		2,388,030	(145,080)	2,242,950
Non-current assets:
Long-term loans		19,204	(18,890)	314
Long-term accounts receivable – other		237,317	—	237,317
Guarantee deposits		89,439	—	89,439

		345,960	(18,890)	327,070

	~~W~~	2,733,990	(163,970)	2,570,020

(*)	Gross and carrying amounts of accounts receivable – other as of March 31, 2026 include ~~W~~335,873 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2025
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,586,131	(116,705)	1,469,426
Short-term loans		60,729	(607)	60,122
Accounts receivable – other(*)		410,657	(17,521)	393,136
Guarantee deposits		58,513	—	58,513
Accrued income		1,089	—	1,089

		2,117,119	(134,833)	1,982,286
Non-current assets:
Long-term loans		19,254	(18,891)	363
Long-term accounts receivable – other		235,980	—	235,980
Guarantee deposits		92,213	—	92,213

		347,447	(18,891)	328,556

	~~W~~	2,464,566	(153,724)	2,310,842

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2025 include ~~W~~189,963 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

11

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)	For the three-month period ended March 31, 2026
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Ending balance
Accounts receivable – trade	~~W~~	116,705	7,650	(423)	1,825	125,757
Accounts receivable – other, etc.		37,019	1,206	(56)	44	38,213

	~~W~~	153,724	8,856	(479)	1,869	163,970

(In millions of won)	For the three-month period ended March 31, 2025
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Ending balance
Accounts receivable – trade	~~W~~	103,054	9,305	(375)	1,806	113,790
Accounts receivable – other, etc.		63,668	829	(71)	167	64,593

	~~W~~	166,722	10,134	(446)	1,973	178,383

(*)	The Company writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

Due to the nature of its business, which involves wireless telecommunications, the Company’s accounts receivables from telecommunications revenue primarily consist of receivables from individual customers. As there are no significant differences in credit terms among customers, there is no material concentration of credit risk.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers whose credit risk is assessed as low. In addition, the Company is not exposed to significant credit concentration risk as the Company monitors the credit ratings of these customers on a regular basis and evaluates their creditworthiness accordingly. Although contract assets are subject to the expected credit loss assessment, no significant credit risk has been identified.

12

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

5.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services based on their performance of attracting new customers and renewing contracts with existing customers. The Company recognizes costs among the commissions that would not have incurred if a contract had not been entered into with a customer as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the expected customer retention periods.

(1)	Details of prepaid expenses as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)	March 31, 2026		December 31, 2025
Current assets:
Incremental costs of obtaining contracts	~~W~~	2,027,431	1,950,442
Others		68,844	46,607

	~~W~~	2,096,275	1,997,049

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,061,007	1,022,559
Others		37,494	42,679

	~~W~~	1,098,501	1,065,238

(2)	Incremental costs of obtaining contracts

Amortization in connection with incremental costs of obtaining contracts recognized as an asset for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2026		March 31, 2025
Amortization recognized	~~W~~	640,428	578,985

13

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

6.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and solution services, and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)	March 31, 2026		December 31, 2025
Contract assets	~~W~~	16,120	17,321
Contract liabilities:
Wireless service contracts		20,307	19,503
Customer loyalty programs		6,184	5,920
Others		65,346	84,889

	~~W~~	91,837	110,312

(2)

Amounts of revenue recognized for the three-month periods ended March 31, 2026 and 2025 related to the contract liabilities carried forward from the prior periods are ~~W~~26,051 million and ~~W~~16,743 million, respectively.

14

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

7.	Long-term Investment Securities

Details of long-term investment securities as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)	Category		March 31, 2026		December 31, 2025
Equity instruments	FVOCI	(*)	~~W~~	2,421,286	2,337,149
Debt instruments	FVTPL			54,477	59,847

			~~W~~	2,475,763	2,396,996

(*)	The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI.

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)	March 31, 2026		December 31, 2025
Investments in subsidiaries	~~W~~	4,538,218	4,538,057
Investments in associates and joint ventures		1,350,264	1,354,669

	~~W~~	5,888,482	5,892,726

(2)	Details of investments in subsidiaries as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won, except for share data)
	March 31, 2026				December 31, 2025
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	244,040	244,040
SK Broadband Co., Ltd.	398,595,779	99.1		3,285,853	3,285,853
PS&Marketing Corporation	66,000,000	100.0		314,038	314,038
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,963	21,963
SK Telecom China Holdings Co., Ltd.	—	100.0		40,365	40,365
SK Telecom Americas, Inc.	122	100.0		129,803	129,803
Atlas Investment(*)	—	100.0		240,801	240,640
SAPEON Inc.	400,000	62.5		48,456	48,456
Astra AI Infra LLC	—	100.0		182,733	182,733
SK O&S Co., Ltd. and others	—	—		30,166	30,166

			~~W~~	4,538,218	4,538,057

(*)	The Company contributed an additional ~~W~~161 million in cash for the three-month period ended March 31, 2026, but there is no change in the ownership interest.

15

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of March 31, 2026 and December 31, 2025 are as follows, Continued:

(In millions of won, except for share data)
	March 31, 2026				December 31, 2025
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
SK Technology Innovation Company(*2)	6,586	49.0		20,417	23,699
SM Culture & Contents Co., Ltd.	22,033,898	22.8		29,305	29,305
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Citadel Pacific Telecom Holdings, LLC(*3)	1,734,109	15.0		36,487	36,487
CMES Robotics Inc. (Formerly, CMES Inc.)(*3)	763,968	6.5		5,488	5,488
Konan Technology Inc.(*3)	2,359,160	18.9		22,413	22,413
Start-up Win-Win Fund and others(*3)	—	—		61,765	62,888

				1,342,264	1,346,669

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*4)	8,000	48.2		8,000	8,000

			~~W~~	1,350,264	1,354,669

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.

(*2)

The Company recognized a ~~W~~4,579 million gain relating to investments in associates from the paid-in capital reduction of SK Technology Innovation Company for the three-month period ended March 31, 2026, with no change in ownership interest.

(*3)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the board of directors even though the Company has less than 20% of equity interests.

(*4)	This investment was classified as investment in joint venture as the Company has a joint control pursuant to the agreement with the other shareholders.

16

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(4)	Market value of investments in listed associates as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won, except for share data)
	March 31, 2026				December 31, 2025
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,092	22,033,898	24,061	1,330	22,033,898	29,305
Konan Technology Inc.		17,610	2,359,160	41,545	19,710	2,359,160	46,499
CMES Robotics Inc. (Formerly, CMES Inc.)		29,200	763,968	22,308	33,100	763,968	25,287

9.	Property and Equipment

Changes in property and equipment for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2026		March 31, 2025
Beginning balance	~~W~~	7,680,504	8,515,225
Acquisition		69,440	65,549
Disposal		(25,248)	(13,682)
Depreciation		(484,067)	(494,611)
Impairment		—	(359)
Transfer(*)		(10,695)	(30,830)

Ending balance	~~W~~	7,229,934	8,041,292

(*)	Transfer includes transfers to intangible assets, transfers to or from investment properties, transfers to non-current assets held for sale, and others.

17

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

10.	Investment Property

Changes in investment property for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2026		March 31, 2025
Beginning balance	~~W~~	47,287	35,462
Depreciation		(444)	(546)
Transfer(*)		(12,570)	29

Ending balance	~~W~~	34,273	34,945

(*)	Transfer includes transfers to or from property and equipment, transfers to non-current assets held for sale, and others.

11.	Leases

(1)	Details of the right-of-use assets as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)
	March 31, 2026		December 31, 2025
Right-of-use assets:
Land, buildings and structures	~~W~~	659,230	709,924
Others		241,011	259,359

	~~W~~	900,241	969,283

(2)	Details of amounts recognized in the condensed separate interim statements of income for the three-month periods ended March 31, 2026 and 2025 as a lessee are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2026		March 31, 2025
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	74,884	69,596
Others(*)		18,184	18,191

	~~W~~	93,068	87,787

Interest expense on lease liabilities	~~W~~	7,053	7,462

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Company recognized are immaterial.

18

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

12.	Intangible Assets

(1)	Changes in intangible assets for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2026		March 31, 2025
Beginning balance	~~W~~	1,230,202	1,683,018
Acquisition		16,540	5,412
Disposal		(107)	(1,026)
Amortization		(164,131)	(165,748)
Transfer(*)		9,896	30,576

Ending balance	~~W~~	1,092,400	1,552,232

(*)	Transfer includes transfers from property and equipment, and others.

(2)	Details of frequency usage rights as of March 31, 2026 are as follows:

(In millions of won)	Amount		Amortization methods	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	10,979		Jul. 2021	Jun. 2026
1.8 GHz license		70,522		Dec. 2021	Dec. 2026
2.6 GHz license		91,055	Straight-line basis	Sep. 2016	Dec. 2026
2.1 GHz license		53,001		Dec. 2021	Dec. 2026
3.5 GHz license		321,164		Apr. 2019	Nov. 2028

	~~W~~	546,721

19

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

13.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	March 31, 2026		December 31, 2025
Bank of China Ltd.	2.83	Oct. 29, 2026	~~W~~	130,000	130,000

(2)	There were no changes in long-term borrowings for the three-month period ended March 31, 2026.

(3)	Changes in debentures for the three-month period ended March 31, 2026 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	665,000	664,696
Non-current					5,429,430	5,416,644

As of January 1, 2026					6,094,430	6,081,340

Debentures repaid:
Unsecured corporate bonds	Operating fund	2.08	Mar. 4, 2026		(90,000)	(90,000)
	Refinancing fund	1.39	Jan. 15, 2026		(80,000)	(80,000)
	Refinancing fund	3.65	Feb. 17, 2026		(110,000)	(110,000)

					(280,000)	(280,000)

Other changes(*1)					54,950	55,948
Current(*2)					565,000	564,609
Non-current(*2)					5,304,380	5,292,679

As of March 31, 2026				~~W~~	5,869,380	5,857,288

(*1)	Other changes primarily reflect foreign currency translation effect of debentures and amortization of debentures issuance discount for the three-month period ended March 31, 2026.
(*2)	~~W~~179,762 million was reclassified from non-current to current for the three-month period ended March 31, 2026.

20

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

14.	Long-Term Payables – Other

(1)	As of March 31, 2026 and December 31, 2025 details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 12):

(In millions of won)	March 31, 2026		December 31, 2025
Long-term payables – other	~~W~~	182,775	551,925
Present value discount on long-term payables – other		(2,786)	(3,964)
Current portion of long-term payables – other		(90,218)	(368,572)

Carrying amount at period end	~~W~~	89,771	179,389

(2)

Repayment of the principal portion of long-term payables – other amounted to ~~W~~369,150 million for each of the three-month periods ended March 31, 2026 and 2025. The repayment schedule of the principal amount of long-term payables – other as of March 31, 2026 is as follows:

(In millions of won)	Amount
Less than 1 year	~~W~~	91,388
1 ~ 3 years		91,387

	~~W~~	182,775

21

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

15.	Provisions

Changes in provisions for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)	For the three-month period ended March 31, 2026
	Beginning balance		Increase	Utilization	Reversal	Ending balance
Provision for restoration	~~W~~	99,346	1,397	(1,322)	(147)	99,274
Emission allowance		—	1,108	—	—	1,108
Other provisions		107,921	—	(2,308)	—	105,613

	~~W~~	207,267	2,505	(3,630)	(147)	205,995

(In millions of won)	For the three-month period ended March 31, 2025
	Beginning balance		Increase	Utilization	Reversal	Ending balance
Provision for restoration	~~W~~	101,077	1,194	(1,069)	(227)	100,975
Emission allowance		28	534	—	(1)	561

	~~W~~	101,105	1,728	(1,069)	(228)	101,536

16.	Defined Benefit Assets

(1)	Details of defined benefit assets as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)	March 31, 2026		December 31, 2025
Present value of defined benefit obligations	~~W~~	465,193	442,155
Fair value of plan assets		(502,417)	(542,367)

	~~W~~	(37,224)	(100,212)

(2)	Total cost of defined benefit plan, which is recognized in profit or loss for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2026		March 31, 2025
Current service cost	~~W~~	11,034	12,690
Net interest income		(824)	(862)

	~~W~~	10,210	11,828

22

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

17.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized and issued common shares and the details of share capital and capital surplus and others as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won, except for share data)
	March 31, 2026		December 31, 2025
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		214,790,053	214,790,053
Share capital:
Common shares(*1)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus(*2)		71,000	1,771,000
Treasury shares		(87,989)	(88,533)
Hybrid bonds(*3)		398,509	398,509
Share option(Note 18)		14,203	14,511
Others		(6,642,828)	(6,643,160)

	~~W~~	(6,247,105)	(4,547,673)

(*1)

In 2002, 2003 and 2024, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s issued shares have decreased without a change in share capital.

(*2)	~~W~~1,700,000 million was transferred from paid-in surplus to retained earnings for the three-month period ended March 31, 2026.
(*3)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

(2)	There were no changes in share capital for the three-month periods ended March 31, 2026 and 2025, and details of shares outstanding as of March 31, 2026 and 2025 are as follows:

(In shares)
	March 31, 2026			March 31, 2025
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,789,157	213,000,896	214,790,053	1,903,711	212,886,342

(3)	Details of treasury shares as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won, except for share data)
	March 31, 2026		December 31, 2025
Number of shares(*)		1,789,157	1,807,778
Acquisition cost	~~W~~	87,989	88,533

(*)

The Company granted 18,621 treasury shares (acquisition cost: ~~W~~544 million) upon exercise of stock options for the three-month period ended March 31, 2026, resulting in a gain on disposal of treasury shares of ~~W~~880 million.

23

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

18.	Share-Based Payment Arrangement

The Company operates various share-based payment arrangements to align the interests of management with shareholders and to link executive compensation to the growth of corporate value. The Company has recognized ~~W~~12,605 million of capital surplus and others related to equity-settled share-based payment arrangements, and ~~W~~4,717 million of accrued expenses related to share-based payment arrangements with cash alternatives, as of March 31, 2026.

There were no changes in the number of equity-settled share-based payment arrangements for the three-month periods ended March 31, 2026 and 2025, and the changes in the number of share-based payment arrangements with cash alternatives were as follows:

(In shares)
	For the three-month period ended
	March 31, 2026	March 31, 2025
Beginning balance	299,918	637,326
Exercised	(99,688)	—

Ending balance	200,230	637,326

24

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

19.	Retained Earnings

Retained earnings as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)
	March 31, 2026		December 31, 2025
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve		15,096,438	14,996,438

		15,118,758	15,018,758
Unappropriated		2,092,702	181,157

	~~W~~	17,211,460	15,199,915

20.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)
	March 31, 2026		December 31, 2025
Valuation gain on FVOCI	~~W~~	1,363,825	1,300,865
Valuation gain on derivatives		10,268	7,450

	~~W~~	1,374,093	1,308,315

(2)	Changes in reserves for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2025	~~W~~	213,725	(4,995)	208,730
Changes, net of taxes		(7,667)	(890)	(8,557)

Balance at March 31, 2025	~~W~~	206,058	(5,885)	200,173

Balance at January 1, 2026	~~W~~	1,300,865	7,450	1,308,315
Changes, net of taxes		62,960	2,818	65,778

Balance at March 31, 2026	~~W~~	1,363,825	10,268	1,374,093

25

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

21.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2026		March 31, 2025
Products transferred at a point in time:
Product sales	~~W~~	33,201	39,226
Services transferred over time:
Wireless service revenue(*1)		2,581,328	2,661,557
Cellular interconnection revenue		91,230	97,461
Others(*2)		400,030	369,211

		3,072,588	3,128,229

	~~W~~	3,105,789	3,167,455

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services, which is collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services, solution services, and other miscellaneous services.

The Company has a right to receive consideration from a customer in an amount that corresponds directly with the value of telecommunications service provided; thus, the Company applies practical expedient method and recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

26

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

22.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2026		March 31, 2025
Communication	~~W~~	6,502	6,458
Utilities		95,071	96,882
Taxes and dues		6,305	6,756
Repair		59,096	60,251
Research and development		79,090	81,948
Training		6,129	5,365
Bad debt for accounts receivable – trade		7,650	9,305
Supplies and others		15,472	13,144

	~~W~~	275,315	280,109

23.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2026		March 31, 2025
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	7,318	5,504
Others		1,622	1,376

	~~W~~	8,940	6,880

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	789	1,707
Impairment loss on property and equipment and intangible assets		—	359
Donations		2,254	1,910
Bad debt for accounts receivable – other		1,206	829
Others		237	507

	~~W~~	4,486	5,312

27

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2026		March 31, 2025
Finance Income:
Interest income	~~W~~	7,441	10,863
Dividends		80,969	187,068
Gain on foreign currency transactions		5,061	1,815
Gain on foreign currency translations		1,641	620
Gain relating to financial instruments at FVTPL		558	4

	~~W~~	95,670	200,370

Finance Costs:
Interest expenses	~~W~~	66,615	75,804
Loss on sale of accounts receivable – other		3,777	4,943
Loss on foreign currency transactions		5,353	3,363
Loss on foreign currency translations		403	386
Loss relating to financial instruments at FVTPL		3,038	153

	~~W~~	79,186	84,649

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2026		March 31, 2025
Interest income on cash equivalents and short-term financial instruments	~~W~~	2,353	5,865
Interest income on loans and others		5,088	4,998

	~~W~~	7,441	10,863

(3)	Details of interest expenses included in finance costs for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2026		March 31, 2025
Interest expense on borrowings	~~W~~	5,501	4,292
Interest expense on debentures		47,933	52,589
Others		13,181	18,923

	~~W~~	66,615	75,804

28

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

24.	Finance Income and Costs, Continued

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2026		March 31, 2025
Accounts receivable – trade	~~W~~	7,650	9,305
Other receivables		1,206	829

	~~W~~	8,856	10,134

25.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

29

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

26.	Earnings per Share

Earnings per share is calculated to profit of the Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

Basic	earnings per share for the three-month periods ended March 31, 2026 and 2025 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	For the three-month period ended
	March 31,2026		March 31, 2025
Profit for the period	~~W~~	332,692	474,592
Interest on hybrid bonds		(4,950)	(4,950)

Profit for the period on common shares		327,742	469,642
Weighted average number of common shares outstanding (in shares)(*)		212,989,275	212,886,342

Basic earnings per share (in won)	~~W~~	1,539	2,206

(*)	Weighted average number of common shares outstanding reflects adjustments for changes in the number of treasury shares for the three-month periods ended March 31, 2026 and 2025.

(2)	Diluted earnings per share

Diluted	earnings per share for the three-month periods ended March 31, 2026 and 2025 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	For the three-month period ended
	March 31, 2026		March 31, 2025
Profit for the period on common shares	~~W~~	327,742	469,642
Adjusted weighted average number of common shares outstanding (in shares)(*)		213,273,001	213,455,085

Diluted earnings per share (in won)	~~W~~	1,537	2,200

(*)

Diluted earnings per share is calculated by applying the weighted average number of ordinary shares outstanding, adjusted for the assumed conversion of all dilutive potential ordinary shares into ordinary shares.

30

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

27.	Categories of Financial Instruments

(1)	Financial assets by category as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)	March 31, 2026
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	290,000	—	212,360	—	502,360
Financial instruments		—	—	89,525	—	89,525
Long-term investment securities(*)		54,477	2,421,286	—	—	2,475,763
Accounts receivable – trade		—	—	1,473,774	—	1,473,774
Loans and other receivables		335,873	—	746,964	—	1,082,837
Derivative financial assets		—	—	—	212,469	212,469

	~~W~~	680,350	2,421,286	2,522,623	212,469	5,836,728

(*)	The Company designated ~~W~~2,421,286 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)	December 31, 2025
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	350,000	—	421,861	—	771,861
Financial instruments		—	—	89,509	—	89,509
Long-term investment securities(*)		59,847	2,337,149	—	—	2,396,996
Accounts receivable – trade		—	—	1,469,426	—	1,469,426
Loans and other receivables		189,963	—	638,789	—	828,752
Derivative financial assets		—	—	—	156,256	156,256

	~~W~~	599,810	2,337,149	2,619,585	156,256	5,712,800

(*)	The Company designated ~~W~~2,337,149 million of equity instruments that are not held for trading as financial assets at FVOCI.

31

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)	March 31, 2026
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	581	—	225	806
Borrowings		—	630,000	—	630,000
Debentures		—	5,857,288	—	5,857,288
Lease liabilities(*)		—	1,075,729	—	1,075,729
Accounts payable – other and others		—	2,545,378	—	2,545,378

	~~W~~	581	10,108,395	225	10,109,201

(In millions of won)	December 31, 2025
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	581	—	621	1,202
Borrowings		—	630,000	—	630,000
Debentures		—	6,081,340	—	6,081,340
Lease liabilities(*)		—	1,137,608	—	1,137,608
Accounts payable – other and others		—	3,190,133	—	3,190,133

	~~W~~	581	11,039,081	621	11,040,283

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

32

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk refers to the risk of fluctuations in market variables such as foreign exchange rates, interest rates and the prices of financial instruments. The Company has established a risk management framework to monitor and manage these risks on an ongoing basis.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company’s currency risk is mainly related to changes in recognized assets and liabilities due to exchange rate fluctuations. If the Company determines that it is necessary to hedge currency risk for business purposes, the Company manages currency risk by using currency swaps, etc. Currency risk arises from forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

The Company has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures.

As of March 31, 2026, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s profit before income tax and equity as follows:

(In millions of won)	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	4,680	(4,680)	~~W~~	3,443	(3,443)
EUR		509	(509)		374	(374)
Others		27	(27)		20	(20)

	~~W~~	5,216	(5,216)	~~W~~	3,837	(3,837)

33

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The Company is exposed to interest rate risk arising from its borrowings, debentures and long-term payables – other. As the Company’s interest-bearing assets are predominantly fixed-rate instruments, changes in market interest rates do not have a significant impact on the Company’s revenue or operating cash flows.

The Company conducts various analyses to manage interest rate risk and optimize its financing structure. To mitigate the impact of interest rate fluctuations, the Company employs a range of strategies, including refinancing, renewing existing borrowings, alternative financing arrangements and hedging.

As of March 31, 2026, the par values of floating-rate borrowings and debentures amount to ~~W~~200,000 million and ~~W~~454,020 million, respectively. The Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings and debentures. Therefore, changes in interest rates on the underlying floating-rate borrowings and debentures would not have affected profit before income tax for the three-month period ended March 31, 2026.

As of March 31, 2026, the par values of floating-rate long-term payables – other amount to ~~W~~182,775 million. Assuming all other variables remain constant, the impact of changes in the interest rate of long-term payables – other by 1%p on profit before income tax and equity for the three-month period ended March 31, 2026 is as follows:

(In millions of won)	Profit before income tax			Equity
	If increased by 1%p		If decreased by 1%p	If increased by 1%p		If decreased by 1%p
	~~W~~	(457)	457	~~W~~	(336)	336

(iii)	Price fluctuations risk

As of March 31, 2026, the Company holds equity instruments that are traded in an active market and is therefore exposed to the risk of fluctuations in market prices. Assuming all other variables remain constant, the impact of changes in the per-share stock price of the equity securities on profit before income tax and equity for the three-month period ended March 31, 2026 is as follows:

(In millions of won)	Profit before income tax			Equity
	If increased by 10%p		If decreased by 10%p	If increased by 10%p		If decreased by 10%p
	~~W~~	—	—	~~W~~	72,862	(72,862)

34

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

Credit risk refers to the risk that the Company will suffer financial losses due to the failure of the customer or counterparty to fulfill their contractual obligations on the financial instrument. Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company recognizes a loss allowance for accounts receivable – trade. The allowance consists of a specific component for individually significant exposures and a collective component for groups of similar assets where credit losses are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount as of March 31, 2026.

35

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

Liquidity risk is the risk that the Company encounters difficulty in meeting the obligations of the financial liabilities. The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

The Company’s accounts payable – other and others includes amounts settled through supplier finance arrangements. The Company pays the amounts within the normal operating cycle, and no collateral is provided in connection with the agreements. As the payment terms have not been substantially modified, the related balances are classified as accounts payable – other and presented as operating cash flows in the statements of cash flows. Accounts payable – other and others relating to the supplier finance arrangements amount to ~~W~~306,772 million as of March 31, 2026, which equals to the amounts already received by the suppliers from the finance provider.

As of March 31, 2026, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years
Assets	~~W~~	212,469	222,447	18,961	203,486
Liabilities		(225)	(225)	(225)	—

(2)	Capital management

The Company manages its capital to ensure its ability to continue as a going concern while seeking to maximize shareholder returns through the optimization of its debt and equity structure. The overall capital management strategy of the Company is the same as that for the year ended December 31, 2025.

The Company monitors its debt-to-equity ratio as a key indicator of capital management. This ratio is calculated as total liabilities divided by total equity, based on the amounts presented in the separate financial statements.

Debt-to-equity ratio as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)	March 31, 2026		December 31, 2025
Total liabilities	~~W~~	12,371,459	13,157,686
Total equity		12,368,941	11,991,050

Debt-to-equity ratios		100.02%	109.73%

36

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

28.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities, including fair value hierarchy as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)	March 31, 2026
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	680,350	—	625,873	54,477	680,350
Derivative hedging instruments		212,469	—	212,469	—	212,469
FVOCI		2,421,286	989,970	—	1,431,316	2,421,286

	~~W~~	3,314,105	989,970	838,342	1,485,793	3,314,105

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	581	—	26	555	581
Derivative hedging instruments		225	—	225	—	225

	~~W~~	806	—	251	555	806

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	630,000	—	626,706	—	626,706
Debentures		5,857,288	—	5,662,658	—	5,662,658
Long-term payables – other		179,989	—	178,796	—	178,796

	~~W~~	6,667,277	—	6,468,160	—	6,468,160

(In millions of won)	December 31, 2025
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	599,810	—	539,963	59,847	599,810
Derivative hedging instruments		156,256	—	156,256	—	156,256
FVOCI		2,337,149	912,600	—	1,424,549	2,337,149

	~~W~~	3,093,215	912,600	696,219	1,484,396	3,093,215

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	581	—	26	555	581
Derivative hedging instruments		621	—	621	—	621

	~~W~~	1,202	—	647	555	1,202

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	630,000	—	631,116	—	631,116
Debentures		6,081,340	—	6,013,856	—	6,013,856
Long-term payables – other		547,961	—	553,807	—	553,807

	~~W~~	7,259,301	—	7,198,779	—	7,198,779

37

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

1) Fair value and carrying amount of financial assets and liabilities, including fair value hierarchy as of March 31, 2026 and December 31, 2025 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using valuation methods such as discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used in such valuation methods include swap rate, interest rate, risk premium and the volatility of stock price, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of March 31, 2026 are as follows:

Interest rate
Derivative instruments	2.06% ~ 4.20%
Borrowings and debentures	3.49% ~ 3.97%
Long-term payables – other	3.43% ~ 3.56%

2)

There have been no transfers between Level 1 and Level 2 for the three-month period ended March 31, 2026. The changes in financial assets and liabilities classified as Level 3 for the three-month period ended March 31, 2026 are as follows:

(In millions of won)
	Balance as of January 1, 2026		Loss	OCI	Disposal	Transfer(*)	Balance as of March 31, 2026
Financial assets:
FVTPL	~~W~~	59,847	(111)	—	(5,259)	—	54,477
FVOCI		1,424,549	—	15,024	(8,640)	383	1,431,316

	~~W~~	1,484,396	(111)	15,024	(13,899)	383	1,485,793

Financial liabilities:
FVTPL	~~W~~	(555)	—	—	—	—	(555)

(*)	Transfer includes amounts transferred between levels in the fair value hierarchy due to changes in the availability of observable market inputs for the financial instruments.

38

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized to which offset agreements are applicable as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)	March 31, 2026
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the condensed separate interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	60,042	(60,042)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	62,437	(60,042)	2,395

(In millions of won)	December 31, 2025
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	63,777	(63,777)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	66,019	(63,777)	2,242

39

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

29.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Subsidiaries	SK Broadband Co., Ltd. and 18 others
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates(*)	SK China Company Ltd. and 41 others
Others	The ultimate controlling entity’s subsidiaries, associates and others

(*)

Associates include investments that are measured in accordance with KIFRS 1109 in which the Company has significant influence but is determined to have no substantive access to returns associated with its ownership interest.

As of March 31, 2026, the Company is part of SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All other entities within SK Group are therefore considered related parties of the Company.

40

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

29.	Transactions with Related Parties, Continued

(2)	As of March 31, 2026, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	International telecommunication and Mobile Virtual Network Operator service
	SK Broadband Co., Ltd.	99.1	Fixed-line telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	Atlas Investment	100.0	Investment
	SK Telecom Americas, Inc.	100.0	Information gathering and consulting
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	SAPEON Inc.	62.5	Investment (Holdings company)
	Astra AI Infra LLC	100.0	Investment
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.	100.0	Production and supply services of broadcasting programs
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	100.0	Software development and supply services
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	100.0	Software development and supply services
Subsidiary owned by Atlas Investment	Forest AI Investment	100.0	Investment
Other(*2)	SK Telecom Innovation Fund, L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.
(*2)	Other is owned by Atlas Investment and another subsidiary of the Company.

41

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

29.	Transactions with Related Parties, Continued

(3)	Compensation for the key management

The Company considers registered directors who have substantial roles and responsibilities in the planning, operations and oversight of relevant controls of the business to be key management personnel. The compensations given to such key management for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2026		March 31, 2025
Salaries	~~W~~	1,056	4,046
Defined benefit plan expenses		138	363
Share option		2,325	37

	~~W~~	3,519	4,446

Compensations for the key management include salaries, non-monetary benefits, defined benefit relating to the pension plan, and share-based compensation expenses.

42

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

29.	Transactions with Related Parties, Continued

(4)	Transactions with the related parties for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)		For the three-month period ended March 31, 2026
Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate controlling entity	SK Inc.	~~W~~	3,522	78,131	3,197

Subsidiaries	SK Broadband Co., Ltd.		46,154	159,715	—
	PS&Marketing Corporation(*2)		1,433	329,002	12
	SK O&S Co., Ltd.(*3)		4,179	67,725	1,395
	SK Telink Co., Ltd.(*4)		78,739	4,653	—
	SERVICE ACE Co., Ltd.(*5)		3,968	27,802	—
	SERVICE TOP Co., Ltd.(*6)		3,561	26,296	—
	Others(*7)		4,941	2,823	—

			142,975	618,016	1,407

Associates	SK m&service Co., Ltd.		160	6,634	45
	Others		—	422	—

			160	7,056	45

Others	SK Innovation Co., Ltd.		2,226	3,282	—
	SK Networks Co., Ltd.		219	2,511	—
	SK Networks Service Co., Ltd.		133	8,020	—
	SK Energy Co., Ltd.		310	50	—
	Content Wavve Corp.		63	11,582	—
	Happy Narae Co., Ltd.		—	1,245	47
	SK Shieldus Co., Ltd.		11,366	24,775	60
	Eleven Street Co., Ltd.		410	7,976	—
	SK Planet Co., Ltd.		614	16,003	95
	SK hynix Inc.		15,389	170	—
	Tmap Mobility Co., Ltd.		1,546	1,032	—
	Dreamus Company		198	11,232	—
	One Store Co., Ltd.		2,782	6	—
	UNA Engineering Inc.		—	1,387	185
	SK REIT Co., Ltd.		—	3,368	—
	Others		5,977	3,391	—

			41,233	96,030	387

		~~W~~	187,890	799,233	5,036

43

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

29.	Transactions with Related Parties, Continued

(4)	Transactions with the related parties for the three-month periods ended March 31, 2026 and 2025 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.

(*2)	Operating expenses and others include ~~W~~160,102 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.

(*3)	Operating revenue and others include ~~W~~3,500 million of dividend income recognized.

(*4)	Operating revenue and others include ~~W~~53,996 million of dividend income recognized.

(*5)	Operating revenue and others include ~~W~~3,302 million of dividend income recognized.

(*6)	Operating revenue and others include ~~W~~2,100 million of dividend income recognized.

(*7)	Operating revenue and others include ~~W~~4,129 million of dividend received from Astra AI Infra LLC.

44

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

29.	Transactions with Related Parties, Continued

(4)	Transactions with the related parties for the three-month periods ended March 31, 2026 and 2025 are as follows, Continued:

(In millions of won)		For the three-month period ended March 31, 2025
Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate controlling entity	SK Inc.(*2)	~~W~~	2,219	151,623	3,016

Subsidiaries	SK Broadband Co., Ltd.(*3)		193,465	152,060	—
	PS&Marketing Corporation(*4)		1,613	323,337	—
	SK O&S Co., Ltd.(*5)		4,833	66,830	1,428
	SK Telink Co., Ltd.(*6)		50,729	4,190	—
	SERVICE ACE Co., Ltd.		3,159	31,232	—
	SERVICE TOP Co., Ltd.		1,531	30,021	—
	Others(*7)		4,607	9,408	—

			259,937	617,078	1,428

Associates	F&U Credit information Co., Ltd.		191	11,104	—
	Others		401	3,624	233

			592	14,728	233

Others	SK Innovation Co., Ltd.		991	3,233	—
	SK Networks Co., Ltd.		235	2,667	—
	SK Networks Service Co., Ltd.		135	8,844	—
	SK Energy Co., Ltd.		314	46	—
	Content Wavve Corp.		4,399	15,810	—
	Happy Narae Co., Ltd.		37	900	90
	SK Shieldus Co., Ltd.		11,585	25,511	139
	Eleven Street Co., Ltd.		1,731	8,399	—
	SK Planet Co., Ltd.		1,445	17,376	80
	SK hynix Inc.		10,720	224	—
	Tmap Mobility Co., Ltd.		4,293	1,055	—
	Dreamus Company		1,151	13,818	—
	One Store Co., Ltd.		3,230	10	—
	UNA Engineering Inc.		—	968	158
	Others		5,675	15,978	—

			45,941	114,839	467

		~~W~~	308,689	898,268	5,144

45

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

29.	Transactions with Related Parties, Continued

(4)	Transactions with the related parties for the three-month periods ended March 31, 2026 and 2025 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.

(*2)	Operating expenses and others include ~~W~~68,952 million of dividends declared to be paid by the Company.

(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income recognized.

(*4)	Operating expenses and others include ~~W~~181,158 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.

(*5)	Operating revenue and others include ~~W~~4,000 million of dividend income received.

(*6)	Operating revenue and others include ~~W~~11,991 million of dividend income recognized.

(*7)	Operating revenue and others include ~~W~~3,242 million of dividend received from Astra AI Infra LLC.

46

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

29.	Transactions with Related Parties, Continued

(5)	Account balances with the related parties as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)		March 31, 2026
		Receivables		Payables
Scope	Company	Accounts receivable – trade, etc.		Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	7,834	64,944

Subsidiaries	SK Broadband Co., Ltd.		120,301	196,490
	PS&Marketing Corporation		838	55,897
	SK O&S Co., Ltd.		3,545	27,463
	SK Telink Co., Ltd.		74,634	6,656
	SERVICE ACE Co., Ltd.		4,078	13,094
	SERVICE TOP Co., Ltd.		3,743	14,480
	Others		147	2,733

			207,286	316,813

Associates	SK m&service Co., Ltd.		1,775	32,358
	Others		—	1,806

			1,775	34,164

Others	SK hynix Inc.		13,246	81
	SK Planet Co., Ltd.		156	890
	Eleven Street Co., Ltd.		15,679	5,038
	One Store Co., Ltd.		545	10,328
	SK Shieldus Co., Ltd.		11,266	12,203
	SK Innovation Co., Ltd.		3,559	19,052
	SK Networks Co., Ltd.		163	24,996
	SK Networks Service Co., Ltd.		2,065	5,644
	Incross Co., Ltd.		1,006	3,811
	UNA Engineering Inc.		—	79
	Happy Narae Co., Ltd.		—	845
	Content Wavve Corp.		—	11,579
	SK REIT Co., Ltd.		7,890	57,389
	Others		5,746	3,257

			61,321	155,192

		~~W~~	278,216	571,113

47

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

29.	Transactions with Related Parties, Continued

(5)	Account balances with the related parties as of March 31, 2026 and December 31, 2025 are as follows, Continued:

(In millions of won)	Company	December 31, 2025
		Receivables		Payables
Scope		Accounts receivable – trade, etc.		Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	8,705	163,338

Subsidiaries	SK Broadband Co., Ltd.		159,296	235,104
	PS&Marketing Corporation		873	57,114
	SK O&S Co., Ltd.		7	40,377
	SK Telink Co., Ltd.		19,531	6,291
	SERVICE ACE Co., Ltd.		341	19,545
	SERVICE TOP Co., Ltd.		1,053	21,034
	Others		206	4,668

			181,307	384,133

Associates	SK m&service Co., Ltd.		448	28,430
	Others		—	1,788

			448	30,218

Others	SK hynix Inc.		13,232	291
	SK Planet Co., Ltd.		154	1,285
	Eleven Street Co., Ltd.		14,115	1,709
	One Store Co., Ltd.		537	10,403
	SK Shieldus Co., Ltd.		14,256	15,146
	SK Innovation Co., Ltd.		4,987	21,419
	SK Networks Co., Ltd.		199	27,698
	SK Networks Service Co., Ltd.		2,159	5,726
	Incross Co., Ltd.		1,557	25,416
	UNA Engineering Inc.		—	3,611
	Happy Narae Co., Ltd.		8	653
	Content Wavve Corp.		—	2
	Dreamus Company		7	1,810
	SK REIT Co., Ltd.		7,890	61,835
	Others		10,995	4,307

			70,096	181,311

		~~W~~	260,556	759,000

48

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

29.	Transactions with Related Parties, Continued

(6)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Company, and the negotiation period is three years from June 30, 2024, the date of agreement. In addition, the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(7)	The details of additional investments and disposal of subsidiaries and associates for the three-month period ended March 31, 2026 are as presented in note 8.

49

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

30.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

Retail stores and authorized dealers of the Company sell handsets to the Company’s subscribers on an installment basis. The Company has entered into comprehensive agreements with these retail stores and authorized dealers to purchase the related accounts receivable from handset sales and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~349,785 million and ~~W~~205,160 million as of March 31, 2026 and December 31, 2025, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of March 31, 2026, the Company is involved in various legal claims and litigations. The provision recognized in relation to these claims and litigations is immaterial. For legal claims and litigations for which no provision has been recognized, management does not believe the Company has a present obligation, nor is any such matter expected to have a material effect on the Company’s financial position or operating results in the event an outflow of resources becomes necessary.

(3)	Obligation relating to spin-off

The Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. In accordance with Article 530-9 (1) of the Korean Commercial Act, the Company and SK Square Co., Ltd., the spin-off company, are jointly and severally liable for liabilities incurred by the Company prior to the spin-off.

(4)

According to the covenants associated with the Company’s bond issuances and borrowings, the Company is required to maintain certain financial ratios, including the debt ratio, within specified threshold. The funds obtained must be used for specified purposes, and regular reporting to lenders is required. Additionally, the contracts include clauses that restrict the provision of additional collateral over the Company’s assets and limit disposal of certain assets.

(5)

The Company entered into a contract with SK Inc. for the use of Amazon Web Services (“AWS”). In accordance with the contract, the Company is entitled to receive AWS services for a ten-year period beginning in July 2025, with a total contract value of USD 800,000,000.

(6)

Pursuant to a resolution of the Board of Directors on March 26, 2026, the Company entered into a share swap agreement with SK Broadband Co., Ltd. through a small-scale and simplified share swap on March 27, 2026. In accordance with the agreement, on the share swap date scheduled for May 29, 2026, the Company will acquire the common shares of SK Broadband Co., Ltd. held by shareholders other than the Company and will pay cash consideration of ~~W~~15,032 per common share.

50

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2026		March 31, 2025
Gain on foreign currency translations	~~W~~	(1,641)	(620)
Interest income		(7,441)	(10,863)
Dividends		(80,969)	(187,068)
Gain relating to investments in subsidiaries, associates and joint ventures, net		(4,600)	(2,298)
Gain relating to financial instruments at FVTPL		(558)	(4)
Gain on disposal of property and equipment and intangible assets		(7,318)	(5,504)
Other income		—	(1,072)
Loss on foreign currency translations		403	386
Bad debt for accounts receivable – trade		7,650	9,305
Bad debt for accounts receivable – other		1,206	829
Loss relating to investments in subsidiaries, associates and joint ventures, net		1,124	939
Loss relating to financial instruments at FVTPL		3,038	153
Depreciation and amortization		648,642	660,905
Loss on disposal of property and equipment and intangible assets		789	1,707
Impairment loss on property and equipment and intangible assets		—	359
Loss on sale of accounts receivable – other		3,777	4,943
Interest expenses		66,615	75,804
Expense related to defined benefit plan		10,210	11,828
Share option expenses (reversal)		5,412	(248)
Income tax expense		101,250	126,422
Other expenses		3,759	3,325

	~~W~~	751,348	689,228

51

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2026		March 31, 2025
Accounts receivable – trade	~~W~~	(9,908)	(35,508)
Accounts receivable – other		(167,023)	(65,576)
Advanced payments		6,871	357
Prepaid expenses		(132,609)	(19,561)
Inventories		(6,792)	1,083
Long-term accounts receivable – other		(6,669)	(3,496)
Guarantee deposits		7,072	9,343
Contract assets		1,201	562
Accounts payable – other		(106,551)	(67,774)
Withholdings		110,807	135,737
Deposits received		524	435
Accrued expenses		(13,993)	(166,455)
Provisions		(3,630)	—
Plan assets		46,153	25,370
Retirement benefits payment		(25,009)	(24,185)
Contract liabilities		(18,474)	14,272
Others		(2,410)	(1,974)

	~~W~~	(320,440)	(197,370)

(3)	Material non-cash transactions for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2026		March 31, 2025
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(209,311)	(343,176)
Increase of right-of-use assets		48,811	40,964
Transfer from investment property to non-current assets held for sale		12,713	—

52

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

32.	Emissions Liabilities

(1)	The quantities of emissions rights allocated free of charge for each implementation year as of March 31, 2026 are as follows:

(In tCO2-eQ)	Quantities allocated in 2026	Quantities allocated in 2027	Quantities allocated in 2028	Quantities allocated in 2029	Quantities allocated in 2030	Total
Emissions rights allocated free of charge(*)	918,993	909,994	899,086	888,166	877,264	4,493,503

(*)	Finalized changes in allocated quantities, including additional allocations, cancellations and other adjustments, have been reflected.

(2)	Changes in quantities of emissions rights held by the Company are as follows:

(In tCO2-eQ)	Quantities allocated in 2024	Quantities allocated in 2025	Quantities allocated in the three- month period ended March 31, 2026(*)	Total
Beginning	414,356	517,280	—	931,636
Allocation at no cost	1,332,500	1,021,864	918,993	3,273,357
Sale	(63,058)	(293,002)	—	(356,060)
Surrender or shall be surrendered	(1,166,518)	(1,246,142)	(1,276,396)	(3,689,056)

Ending	517,280	—	(357,403)	159,877

(*)	Changes for the three-month period ended March 31, 2026 are estimated quantities, and additionally allocated and surrendered or shall be surrendered quantities will be fixed in the future.

(3)	As of March 31, 2026, the estimated annual greenhouse gas emissions quantities of the Company are 1,276,396 tCO2-eQ.

53

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2026 and 2025

33.	Non-current Assets Held for Sale

Non-current assets held for sale as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of won)		March 31, 2026		December 31, 2025
Investment in a subsidiary	SK stoa Co., Ltd.	~~W~~	40,081	40,081
Property and equipment and investment property	Land, buildings and others		13,229	—

		~~W~~	53,310	40,081

34.  Subsequent Events

The Board of Directors of the Company resolved to pay interim dividends at the Board of Directors’ meeting held on April 27, 2026, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~176,791 million)
Dividend rate	0.84%
Record date	May 31, 2026
Date of distribution	Pursuant to Article 165-12 (3) of Capital Market and Financial Investment Business Act, the Company shall distribute dividends no later than June 18, 2026

54